Exhibit 99.2

2011 MANAGEMENT
INFORMATION CIRCULAR

For the Annual General and Special Meeting of Shareholders to be held on

May 25, 2011

(Information current as at April 18, 2011, unless otherwise noted)

Vancouver Corporate Head Office
Suite 500 – 200 Burrard Street
Vancouver, British Columbia, Canada, V6C 3L6
Telephone: (604) 685-2323 • Fax: (604) 629-5228

Baja Mining Corp.
Information Circular 2011

TABLE OF CONTENTS

Notice of Meeting	4
General Information	5
General Voting Information	7
Voting Information	9

Business of the Meeting	12
Presentation of Financial Statements	12
Election of Directors	12
Appointment and Remuneration of Auditors	12
Approval of the Incentive Stock Option Plan	13
Approval of Shareholder Rights Plan	14
Other Matters	17

Board of Directors	18
Nominees	18
Nominee Biographies	18
Director Share Ownership	22
Other Public Company Directorships & Committee Appointments	22
Areas of Expertise	23
Independence & Board Committees	24
Board Mandate	24
Meeting Attendance	24
Director Education	25
Director Compensation	26
Share Ownership Guidelines	28

Executive Committee Reports	29
Audit Committee Report	29
Compensation Committee Report	32
Nominating & Corporate Governance Committee Report	33

Compensation Overview	34
Compensation Philosophy	34
Industry Benchmarking	34
Compensation Objectives	35
Key Elements of Compensation	35
Base Salary	35
Cash Incentives/Bonuses	35
Annual Incentive Compensation Program	36
Long-term Incentives	36
Stock Options	36
Stock Option Plan	37
Compensation Approval Process	40
Extended Health Benefits	41
Pension Plan	41

Executive Compensation	42
Named Executive Officers (“NEOs”)	42
NEO Biographies	42
Summary Compensation Table	44

Baja Mining Corp.
Information Circular 2011

Bonuses in 2008, 2009 & 2010	45
Incentive Plan Awards	46
All Other Compensation	46
Performance Graph	47
Termination Arrangements	47
Change of Control Provisions	47

Corporate Governance Disclosure	49
Board of Directors	49
Board Mandate	49
Position Descriptions	49
Orientation and Continuing Education	49
Ethical Business Conduct	50
Directors Material Interests	51
Nomination of Directors	51
Compensation	51
Board Evaluations	51
Management Supervision by the Board	52

Schedule “A”: Rights Plan Resolution	53
Appendix “1”: Description of Rights Plan	54
Schedule “B”: Board Mandate	58

Baja Mining Corp.
Information Circular 2011

NOTICE OF MEETING

Annual General and Special Meeting of Shareholders of Baja Mining Corp.

The Annual General and Special Meeting (the “AGM”) of the shareholders of Baja Mining Corp. (“Baja”, the “Company” or “we”) will be held in the Pacific Rim Suite 2, of the Pan Pacific Hotel, 300 – 999 Canada Place, Vancouver, British Columbia, Canada on Wednesday, May 25, 2011, at 2:00 p.m. (Vancouver time). The purpose of the AGM is to consider and take action on the following matters:

1.	Receive the comparative financial statements for the year ended December 31, 2010 and the auditors’ report on such statements.

2.	Elect directors to hold office for the following year.

3.	Appoint PricewaterhouseCoopers LLP as independent auditors for 2011 and authorize the Directors to fix their pay.

4.	Approve an ordinary resolution providing the required three-year re-approval of the Company’s incentive stock option plan, as more particularly described in the accompanying Information Circular.

5.	Approve the adoption of a shareholder rights plan of the Company, as more particularly described in the accompanying Information Circular.

6.	Transact any other business that may properly come before the meeting or any adjournment of the meeting.

The Board of Directors fixed the close of business on April 5, 2011 as the record date for determination of members entitled to notice of the AGM or any adjournment or adjournments thereof and the right to vote thereat.

Shareholders who are unable to attend at the AGM in person are requested to complete, sign, date and return the enclosed form of proxy. To be valid, a proxy must be received at the office of Computershare Investor Services of Canada, Suite 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 2pm (Vancouver time)/5pm (Toronto time) on May 20, 2011 or in the case of a meeting adjournment, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting to resume. The Chair of the meeting has the discretion to accept late proxies.

DATED at Vancouver, British Columbia, this 18th day of April, 2011.

BY ORDER OF THE BOARD OF DIRECTORS

“John Greenslade”

John W. Greenslade
President, CEO and Director

Baja Mining Corp.
Information Circular 2011

GENERAL INFORMATION

The Company is providing this Information Circular (“Circular”) with respect to the solicitation of proxies for the AGM being held Wednesday, May 25, 2011 at 2pm (Vancouver time).

Date of Information

The information provided in this Circular is dated as of April 18, 2011, unless otherwise noted.

Issued Capital and Principal Holders

At the close of business on April 18, 2011, there were 335,724,900 of the Company’s common shares (“Shares”) issued and outstanding.

The Shares trade on the Toronto Stock Exchange (“TSX”) under the symbol BAJ. The Shares are registered under the Securities and Exchange Act of 1933 with the Securities and Exchange Commission (“SEC”) in the United States and trades on the OTCQX market under the symbol BAJFF.

To the knowledge of the Directors and senior officers of the Company, no one person or entity beneficially owns, directly or indirectly, or exercises direction or control over, more than 10% of the Company’s Shares.

Mailing of Information

The Circular, proxy, 2010 Annual Report (“Annual Report”) (which includes the Company’s annual audited financial statements (“Annual Financial Statements”) and associated Management’s Discussion and Analysis (“MD&A”)), beneficial card and information regarding registration for future electronic delivery of materials (collectively the “Meeting Materials”) will be mailed to shareholders beginning on or about Tuesday, May 3, 2011. These documents are being mailed to all registered shareholders, with the exception of those who declined to receive them, and to all beneficial shareholders who requested copies.

Request for Information

If you wish to receive the Company’s 2011 interim financial statements and MD&A, and/or the Company’s 2011 Annual Report (to be released in April 2012), please complete the information card enclosed and return it to the Company’s head office at 500 – 200 Burrard Street, Vancouver, BC, Canada, V6C 3L6, Attention: Corporate Secretary.

Additional information with respect to the Company is available under its profile at www.sedar.com and on the Company’s website at www.bajamining.com. At any time, a registered shareholder can request a copy of financial statements and associated MD&A or a copy of the Annual Report, and a copy of the requested documentation will be mailed free of charge.

Communicating with the Board of Baja

Shareholders may communicate directly with the Board of Baja as follows:

Attention: Chair of the Board
Baja Mining Corp.
500 – 200 Burrard Street
Vancouver, B.C. Canada V6C 3L6
Email: board@bajamining.com

Baja Mining Corp.
Information Circular 2011

Interest of Informed Persons1 in Material Transactions

Since the commencement of the Company's most recently completed financial year, other than as disclosed elsewhere in this Circular, no Informed Person of the Company, no proposed Director of the Company nor any associate or affiliate of any informed person or proposed Director had any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as detailed in this Circular, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company's most recently completed financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the AGM.

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________________________________________
1 Definition of Informed Person (as per National Instrument 51-102, Continuous Disclosure Obligations)

(a) a director or executive officer of a reporting issuer;
(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and
(d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Baja Mining Corp.
Information Circular 2011

GENERAL VOTING INFORMATION

Proxy Solicitation

Proxies are being solicited by the Directors and management of Baja in connection with the AGM, which is being held on May 25, 2011. Costs of proxy solicitation are being borne by Baja. It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, facsimile or other personal contact made, without special compensation, by the Directors and officers of Baja.

Baja may reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals proper authorization to execute the Proxy. The Company may also reimburse brokers and other persons holding Shares in their own name or in the names of their nominees for their expenses in sending proxies and proxy material to the beneficial owners, and obtaining their proxies, but solicitations will not be made by employees engaged for that purpose or by soliciting agents.

Eligibility for Voting

If you hold Shares at the close of business on Tuesday, April 5, 2011, you are eligible to vote your Shares in respect of the matters to be acted on (as noted in the Notice of Meeting on page 4 of this Circular) at the AGM.

Each Share is entitled to one vote. Matters before shareholders require a majority of the votes represented at the meeting (by proxy or in person) for approval.

Voting by Proxy – Validity and Discretionary Powers

You can indicate on your proxy how you want your proxyholder to vote, or you can leave the decision to your proxyholder by leaving the directions blank. If you specify on your proxy how you want your proxyholder to vote, he/she is obligated to vote your Shares as per your instructions.

If either Mr. Greenslade or Ms. Low, management’s nominees as indicated on the attached proxy, are appointed as your proxyholder, and you do not specify how you wish your Shares to be voted, your Shares will be voted as follows:

Election of management nominees as Directors	FOR
Appointment of PricewaterhouseCoopers as Auditors	FOR
Authorize Directors to fix the Auditors Remuneration	FOR
Re-approval of the Company’s incentive stock option plan	FOR
Adoption of Shareholder Rights Plan	FOR

The Articles of Incorporation (the “Articles”) of Baja provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointer or his attorney duly authorized in writing, or, if such appointer is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

Vote Counting

Votes will be tabulated by Computershare Investor Services Inc. (“Computershare”).

Quorum

According to the Articles of Baja, the following constitutes a quorum at a meeting of shareholders:

Baja Mining Corp.
Information Circular 2011

  Two shareholders in person; or

  One or more proxy holders representing two shareholders; or

  One shareholder and a proxyholder representing another shareholder.

If a quorum is not reached within 30 minutes of the commencement of the AGM, the AGM will be adjourned to the same time and date of the following week (Wednesday, June 1, 2011 - 2pm). If a quorum is still not reached within 30 minutes of the commencement of the adjourned meeting, those present will constitute a quorum.

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Baja Mining Corp.
Information Circular 2011

VOTING INFORMATION

Determine What Type of Shareholder You Are

There are several steps you must take in order to vote your Shares at the Baja AGM. For the purpose of voting at Baja’s AGM, you must first determine what type of shareholder you are, a registered shareholder or a beneficial shareholder.

Registered Shareholder
You are a registered shareholder if your Shares are held in your personal name and you are in possession of a share certificate that indicates the same.

Beneficial (Non-registered) Shareholder
A majority of shareholders are non-registered. You are a beneficial shareholder if your Shares are held in the name of a nominee/intermediary. If you deposited your Shares with a bank, a trust, a brokerage firm or other type of institution, and such Shares have been transferred out of your name, then you are considered a non-registered beneficial shareholder. More particularly, a person is a non-registered shareholder in respect of his or her Shares where such Shares are held either (a) in the name of the intermediary that the non-registered shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) with which the intermediary deals.

Follow the steps in the appropriate category below once you have determined your shareholding type. Please note that only registered shareholders or duly appointed proxyholders are permitted to vote at the AGM.

Registered Shareholder – Voting Instructions

If you are a registered shareholder, you may vote in person, by proxy, by telephone or by internet. If you wish to vote by telephone or internet, please see the proxy enclosed for details on protocol.

To Vote in Person

If you are able to join us in person for the AGM, and wish to vote your Shares in person, you do not need to complete and return the enclosed proxy. Before the official start of the AGM on May 25, please register with the representative(s) from Computershare, which will be acting as scrutineer at the AGM, who will be situated at a welcome table just outside the room in which the AGM will be held. Once you are registered with the scrutineer, your vote will be requested and counted at the meeting.

To Vote by Proxy

If you not able to attend the AGM in person, or if you wish to appoint a representative to vote on your behalf, you have the right to appoint someone else, who may or may not be a shareholder of the Company, to vote on your behalf. You do this by appointing them as your proxyholder.

Use the enclosed form of proxy or another proper form of proxy. The persons named in the accompanying form of proxy are Directors of the Company and are nominees of management. You can choose to have management’s appointee vote your Shares or may appoint a person of your choice by striking out the printed names and inserting the desired person’s name and address in the blank space provided. Complete the balance of the proxy, sign it and return it to Computershare at the address indicated on the accompanying Notice of Meeting (the “Notice”) (found on page 4). Please note that your vote can only be counted if the person you appointed attends the AGM and votes on your behalf and the proxy has been properly completed and executed.

Baja Mining Corp.
Information Circular 2011

You may not vote both by proxy and in person. If you have voted by proxy, you will not be able to vote your Shares in person at the AGM, unless you revoke your proxy (see next section on “Revoking Your Proxy”). Return your completed proxy by mail to Computershare or by fax or online by following the directions on the proxy by 2pm (Vancouver time) on May 20, 2011, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned meeting.

Revoking Your Proxy

You may revoke your proxy at any time before it is acted on. In order to revoke your proxy, you must send a written statement indicating you wish to have your proxy revoked. This written statement must be received by

Computershare at the address indicated on the accompanying Notice by 2pm (Vancouver time) on May 20, 2011 or delivered to the Chair of the meeting on May 25, 2011.

Non-Registered Beneficial Shareholders – Voting Instructions

If you are a non-registered beneficial holder of Shares, you may vote in person, by proxy, by telephone or by internet only by following the procedures outlined below. If you wish to vote by telephone or internet, please see the proxy enclosed for details on protocol.

We have distributed copies of the Meeting Materials to your clearing agency or intermediary, such as a broker or trustee (“Nominee”) for further forwarding to you as a non-registered shareholder. Nominees are required to forward the Meeting Materials to you unless you have waived the right to receive them.

To Vote in Person

If you are able to join us in person for the AGM, and wish to vote your Shares in person, insert your own name in the space provided on the enclosed Voting Instruction Form (“VIF”). Then, follow the signing and return instructions provided by your Nominee. If you do not properly follow the return instructions provided by your Nominee, you may not be able to vote such Shares. Before the official start of the AGM on May 25, 2011, please register with the representative(s) from Computershare, who will be situated at a welcome table just outside the AGM room. Once you are registered with Computershare, and provided the instructions you provided to your Nominee have been forwarded by your Nominee to Computershare, your vote will be requested and counted at the AGM, so do not complete the voting instructions on the VIF.

To Vote by Proxy

Generally, if you have not waived the right to receive Meeting Materials, you will either:

a)

be given a proxy which has already been signed by your Nominee (typically by a facsimile, stamped signature), which describes the number of voting Shares you beneficially own, but which is otherwise not completed. Because your Nominee has already signed the form of proxy, you are not required to sign this form of proxy when depositing it. If you wish to submit the proxy, complete the Form of Proxy and deposit it with Computershare Investor Services of Canada proxy by mail to Computershare or by fax or online by following the directions on the proxy by 2pm (Vancouver time) on May 20, 2011, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned meeting; or

b)

be given a VIF, which is not signed by your Nominee, and which when properly completed and signed by you and returned to your Nominee in adequate time to be forwarded by your Nominee to Computershare by 2pm on May 20, 2011, will constitute voting instructions, which your Nominee must follow. The VIF will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions in order for this form to constitute a valid VIF, you must remove the label and affix it to the form, properly complete and sign the form, and return it to your Nominee in accordance with the instructions.

Baja Mining Corp.
Information Circular 2011

You may not vote both by VIF and in person. If you have voted by VIF, you will not be able to vote your Shares in person at the AGM, unless you revoke your VIF (see next section on “Revoking Your Voting Instructions”). Completed VIFs must be returned by mail to Computershare or by fax or online by following the directions on the VIF by 2pm (Vancouver time) on May 20, 2011, or 48 hours (excluding weekends and holidays) before the resumption of an adjourned AGM.

Whether you choose to vote your beneficially held Shares by VIF or in person, you must carefully follow the instructions that accompany either the VIF or proxy, including those regarding when and where the VIF or proxy is to be delivered, and the deadline for delivery.

Revoking Voting Instructions

Follow the procedures provided by your Nominee. Your Nominee must send a written statement indicating you wish to have your voting instructions revoked. This written statement must be received by Computershare by 2pm (Vancouver time) on May 20, 2011 or delivered to the Chair of the AGM on May 25, 2011.

Additional Notes for Non-Registered Shareholders

In addition, Canadian securities legislation now permits us to forward Meeting Materials directly to "non-objecting beneficial owners". If we, or our agent, has sent these materials directly to you (instead of through a Nominee), then your name, address and information about your securities holdings have been obtained in accordance with applicable securities regulatory requirements from your Nominee. By choosing to send the Meeting Materials to you directly, Baja (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.

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Baja Mining Corp.
Information Circular 2011

BUSINESS OF THE MEETING

Matters that will be presented to, or voted on by, shareholders at the May 25, 2011 AGM are as follows:

1.	Presentation of Financial Statements	page 12
2.	Election of Directors	page 12
3.	Appointment and Remuneration of Auditors	page 12
4.	Approval of Incentive Stock Option Plan	page 13
5.	Approval of a Shareholder Rights Plan	page 14

Presentation of Financial Statements

The Annual Financial Statements for the year ended December 31, 2010, along with the MD&A, as well as the Auditor’s Report, (together the “Year-End Financial Statements”) are included in the Annual Report that is mailed to shareholders at the same time as this Circular and accompanying Proxy/VIF, to all registered shareholders, except those who asked not to receive it, and beneficial shareholders who requested it.

The audited financial statements of the Company are presented to shareholders annually. Questions are welcomed at the AGM.

Election of Directors

The Directors of the Company are elected annually. Each person elected will hold office until the next annual general meeting of the Company or until their successors are duly appointed or elected. The Board of Directors presently consists of six (6) Directors and the Company believes it is in the best interest of the Company and shareholders to increase such membership. Therefore, management’s seven (7) nominees for election to seven (7) board seats at the AGM are:

John Greenslade	François Marland
Graham Thody	Giles Baynham
C. Thomas Ogryzlo	Gerald Prosalendis
Wolf Seidler

Further information on management’s nominees for election as Directors can be found beginning on page 18. Management recommend you vote FOR these appointments. In the absence of contrary instructions, the persons named in the enclosed Form of Proxy intend to vote FOR the election of the above seven (7) proposed Director nominees.

Appointment and Remuneration of Auditors

PricewaterhouseCoopers LLP (“PwC”), Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. PwC was appointed as the Company’s auditor as of November 20, 2006. PwC is a member of the Institute of Chartered Accountants of British Columbia and is properly registered with the United States Public Company Accounting Oversight Board and Canadian Public Accountability Board.

Shareholders will be asked to approve management’s proposal to re-appoint PwC as auditor of the Company until the next annual general meeting of the Company or until its successor is appointed and to authorize the Directors to determine the auditor’s remuneration. Management recommend you vote FOR this appointment and FOR authorizing the Directors to determine the Auditor’s remuneration. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PwC as auditor of the Company.

Baja Mining Corp.
Information Circular 2011

Approval of Incentive Stock Option Plan

The Company currently has a “rolling” stock option plan (the “Plan”). The Plan reserves, for the grant of incentive stock options, a maximum number of Shares equal to 10% of the issued Shares of the Company at the time of any stock option grant. In accordance with TSX policies, the Plan is required to be re-approved by the shareholders every three years. The last Plan approved by shareholders at the May 1, 2008 Annual General Meeting was current as of March 2008. Further information about the Plan appears at page 37 of this Circular.

The Plan was updated on December 22, 2010 to include language relating to tax withholding and remittance obligations which needed to be added to the Plan due to changes to the Income Tax Act (Canada) amended by Bill C-47 that occurred in 2010 and became effective January 1, 2011. The new language added to the Plan, which has been approved by the TSX, reads as follows:

“10. Notwithstanding any other provision contained herein, in connection with the exercise of an Option by an Optionee from time to time, as a condition to such exercise (i) the Company shall require such Optionee to pay to the Company or its relevant subsidiary an amount as necessary so as to ensure that the Company or such subsidiary, as applicable, is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions (the “Applicable Withholdings and Deductions”) relating to the exercise of such Options; or (ii) in the event a Optionee does not pay the amount specified in (i), the Company shall be permitted to engage a broker or other agent, at the risk and expense of the Optionee, to sell an amount of underlying Optioned Shares issuable on the exercise of such Option through the facilities of the Stock Exchange, and to apply the cash received on the sale of such underlying Optioned Shares as necessary so as to ensure that the Company or the relevant subsidiary, as applicable, is in compliance with the Applicable Withholdings and Deductions relating to the exercise of such Options. In addition, the Company or the relevant subsidiary, as applicable, shall be entitled to withhold from any amount payable to a Optionee, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Company or the relevant subsidiary is in compliance with Applicable Withholdings and Deductions relating to the exercise of such Options.”

In addition, on April 20, 2011, the Plan was updated to include language regarding the termination provisions of options for Directors of the Company. The updates have been made to section 6.13 of the Plan and read as follows (with updated language italicized in the paragraph below):

“If an Optionee other than a director ceases to be an Eligible Person for any reason other than as a result of having been dismissed for cause as provided in section 6.12 or as a result of the Optionee's death, such Optionee shall have the right for a period of 90 days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be an Eligible Person to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be an Eligible Person. Upon the expiration of such 90 day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan. In the case of a director who is an Optionee and ceases to be an Eligible Person for any reason other than as a result of the Optionee's death, such Optionee shall have the right for a period of 90 days plus one month for each month the Optionee has served as a director of the Company (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be an Eligible Person to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be an Eligible Person.”

With the exception of these changes, the Plan remains the same as was approved by shareholders in 2008.

All options which are currently outstanding under the Plan will continue to be outstanding under the Plan. As at the date of this Circular, the Company had options outstanding under the plan to purchase a total of 25,698,750 shares representing approximately 7.7% of the 335,724,900 issued and outstanding shares of the Company. Therefore, as at the date of this Circular, the Company has approximately 7,873,740 unallocated options available for granting under the Plan representing approximately 2.3% of the Company’s issued and outstanding Shares.

Baja Mining Corp.
Information Circular 2011

The Board considers that the ability to grant incentive stock options is an important component of its compensation strategy and is necessary to enable the Company to attract and retain qualified directors, officers, employees and consultants. The Board has unanimously approved the Plan. The Board therefore recommends that shareholders vote “For” the resolution approving the Plan. If the Plan is not reapproved by shareholders, existing options will not be affected, but the Company will not be entitled to grant additional options. In addition, exercised, expired or terminated options will not be available for re-grant.

Shareholder Approval

The shareholders of the Company will be asked to pass the following ordinary resolutions, in substantially the following form, re-approving the Plan.

“RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.	the Company’s stock option plan (the “Plan”) amended December 22, 2010 be and is hereby approved, ratified and confirmed;

2.

the Company be and is hereby authorized to grant stock options pursuant to the terms and conditions of the Plan equal in number up to an aggregate fixed percentage of 10% of the issued capital of the Company at the time of grant of any stock option from time to time, and all unallocated stock options issuable pursuant to the Plan be and are hereby specifically authorized and approved until May 25, 2014;

3.	the Plan shall require re-approval by the shareholders on or before May 25, 2014 in order to remain effective past that date; and

4.

any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.”

Shareholder Rights Plan

At the AGM, Shareholders will be asked to consider and, if thought advisable, approve a resolution approving the adoption of a shareholder rights plan in the form attached as Schedule “A” to this Circular (the “Rights Plan Resolution”). The Board of Directors has determined that the Rights Plan (as hereinafter defined) is in the best interests of the Company and unanimously recommends that the Shareholders vote for the approval of the Rights Plan Resolution.

Background and Summary of the Rights Plan

The Company and Computershare Investor Services Inc. (the “Rights Agent”) entered into an agreement (the “Rights Plan”) dated as of April 22, 2011 to implement the Rights Plan. A summary of the key features of the Rights Plan are described in Appendix “1” to Schedule “A” of the Circular. This summary is qualified in its entirety by reference to the complete text of the Rights Plan, which is available on SEDAR at www.sedar.com. The Rights Plan is also available to any Shareholder on request from the Corporate Secretary. Shareholders wishing to receive a copy of the Rights Plan should contact the Company by telephone at 604-685-2323 or by facsimile at 604-629-5228, in both cases to the attention of the Corporate Secretary. All capitalized terms used in this section of the Circular and in Appendix “1” to Schedule “A” and not otherwise defined in this Circular have the meanings set forth in the Rights Plan unless otherwise indicated.

Baja Mining Corp.
Information Circular 2011

Objectives of the Rights Plan

The Rights Plan is not being proposed by management in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally. The primary objectives of the Rights Plan are to seek to ensure that, in the context of a bid for control of the Company through an acquisition of Shares, all Shareholders have an equal opportunity to participate in the bid and are given adequate time to access the bid. The Rights Plan in no way prohibits a change of control of the Company in a transaction that is procedurally fair to Shareholders. The rights of Shareholders to seek a change in the Board of Directors or to influence or promote action of the Board of Directors in a particular manner will not be affected by the Rights Plan. The approval of the Rights Plan by the Shareholders will not alter, diminish or reduce the fiduciary duties of the directors of the Company when faced with a potential change of control transaction or restrict the potential actions that might be taken by the directors in such circumstances.

The Company believes that the Rights Plan, as currently drafted, conforms to “new generation” rights plan guidelines set out by Institutional Investor Services Inc. (“ISS”). Such “new generation” rights plans, generally, among other things: (i) remove the board’s discretion to take certain actions which normally would be considered to be in accordance with its fiduciary duties (e.g. to determine whether actions by shareholders constitute a change in control or to redeem the rights or waive the plan’s application without a shareholder vote), (ii) permit partial bids, and (iii) contain restrictions on certain equity financings. Although the Board of Directors may not agree with all of the relevant ISS guidelines, it has nevertheless incorporated them in the Rights Plan in an attempt to avoid a negative recommendation by ISS.

In approving the Rights Plan, the Board of Directors considered a number of factors, including the following concerns arising from the existing securities law framework that applies to take-over bids in Canada:

1.	Unequal Treatment

While existing Canadian securities legislation has established a number of procedural requirements for the conduct of take-over bids, which generally require that a take-over bid be made to all shareholders and that a bidder offer identical consideration to all shareholders, the take-over bid regime includes exemptions to the formal bid requirements that could operate to allow control of an issuer to be acquired without the making of a formal take-over bid to all shareholders. Specifically, Canadian securities legislation allows a small group of securityholders to dispose of their securities pursuant to a private agreement at a premium to market price, which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. It may also be possible to engage in transactions outside of Canada without regard to these protections. The Rights Plan addresses these concerns by applying to all acquisitions that would result in a person owning 20% or more of the Shares (subject to certain limited exceptions), thereby generally precluding a person from acquiring a control interest in the Company without making a Permitted Bid to all shareholders.

2.	Time

Current legislation permits a take-over bid to expire in 35 days. The Board of Directors is of the view that this generally is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and considered decision. The Rights Plan provides a mechanism for “Permitted Bids” whereby the minimum expiry period for a Take-over Bid must be 60 days after the date of the bid and the bid must remain open for a further period of ten Business Days after an offeror publicly announces that the Shares deposited or tendered and not withdrawn constitute more than 50% of the Shares outstanding held by Independent Shareholders. The Rights Plan is intended to provide Shareholders with adequate time to properly evaluate any offer, and also to provide the Board of Directors with additional time to assess any offer and, if appropriate, to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, among other things, identifying other potential bidders, conducting an orderly auction, or developing a restructuring or other alternative that could enhance shareholder value.

Baja Mining Corp.
Information Circular 2011

3.	Pressure to Tender

A shareholder may feel pressured to tender to a bid that the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted securities in the Company. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Shares. The Rights Plan provides a mechanism in the Permitted Bid provision that is intended to address this concern by requiring that a take-over bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Shares held by Independent Shareholders have been deposited and not withdrawn. This mechanism is intended to lessen any undue pressure to tender that may be encountered by a shareholder, as the shareholder will have the ability to tender during a subsequent offering period after learning that a majority of the other shareholders of the Company have tendered to the offer.

General Impact of the Rights Plan

It is not the intention of the Board of Directors, in approving the Rights Plan, to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Company in a transaction that is procedurally fair. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Appendix “1” to Schedule “A” to this Information Circular, Shareholders may tender to a bid that meets the Permitted Bid criteria without triggering the exercise of Rights under the Rights Plan, regardless of the value of the consideration being offered under the bid. The Rights Plan should not preclude any Shareholder from utilizing the proxy mechanism under the British Columbia Business Corporations Act (“BCBCA”) and securities laws to promote a change in the management or direction of the Company, or the Board of Directors, and is designed to have no effect on the rights of holders of outstanding Shares to requisition a meeting in accordance with the provisions of the BCBCA, or to enter into agreements with respect to voting their Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregation of holdings of institutional Shareholders and their clients. Persons who currently own more than 20% of the Shares are known as “Grandfathered Persons” under the Rights Plan. Such ownership will not trigger the exercise of rights under the Rights Plan unless such persons increase their ownership of Shares by more than one percent. To the knowledge of the Company, no Person currently beneficially owns more than 20% of the Shares. The Rights Plan is not expected to interfere with the day-to-day operations of the Company. The issuance of the Rights does not in any way alter the financial condition of the Company, impede its business plans or alter its financial statements. In summary, the Board of Directors believes that the dominant effect of the Rights Plan will be to ensure equal treatment of all Shareholders in the context of an acquisition of control.

Approval

At the AGM, Shareholders will be asked to consider and, if thought advisable, ratify, confirm and approve the adoption of the Rights Plan. Pursuant to the terms of the Rights Plan and applicable stock exchange requirements, the number of votes required to pass the Rights Plan Resolution shall be not less than (i) a majority of the votes cast by Shareholders, and (ii) a majority of votes cast by Shareholders, without giving effect to any votes cast (a) by any Shareholder that, directly or indirectly, on its own or in concert with others, holds or exercises control over more than 20% of the outstanding Shares of the Company, if any; and (b) by the associates, affiliates and insiders of any referred to in (a) above, in each case present either in person or by proxy at the Meeting. As of the Record Date, based on publicly available information, to the knowledge of the Company, no Shareholder, directly or indirectly, individually or in concert with any other Person, beneficially owns, or exercises control or direction over, 20% or more of the outstanding Shares. A copy of the Rights Plan Resolution is set out in Schedule “A” of this Circular.

Baja Mining Corp.
Information Circular 2011

The persons whose names are printed on the proxy intend to vote FOR the adoption of the Rights Plan unless specifically instructed otherwise on the proxy. In order for the resolution to pass, the resolution must be approved by a majority of the votes cast in person or represented by proxy at the AGM.

Other Matters

We are not aware of any other matter to come before the AGM other than as set forth in the Notice. If any other matter properly comes before the AGM, it is the intention of the person named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

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Baja Mining Corp.
Information Circular 2011

BOARD OF DIRECTORS

Board Nominees

The seven (7) Directors or Nominees seeking election for seven (7) board seats in 2011 are:

John Greenslade	François Marland
Graham Thody	Giles Baynham
C. Thomas Ogryzlo	Gerald Prosalendis
Wolf Seidler

Ross Glanville, Chair of the Nominating and Corporate Governance Committee, and Robert Mouat, will be retiring at the end of this term and will not stand for re-election. Mr. Glanville and Mr. Mouat have been directors since 2005 and 2004, respectively, and the Company thanks them for their service and contribution to the Company.

Director Nominee Biographies

John Greenslade, M.Eng, P.Eng, LLB

Information:	John Greenslade
Independence Status	Not Independent
Place of Residence	West Vancouver, B.C., Canada
Directorship with Baja	Since April 19, 2004
Committee memberships	None
Present Occupation	President and CEO of Baja Mining

Mr. Greenslade has been President and Chief Executive Officer of the Company since April 2004. Formerly a Partner of the law firm Holmes Greenslade, his practice focused on mining, corporate and securities law, as well as cross border tax issues and offshore trusts. Mr. Greenslade has been involved in the funding of numerous mining projects, at all stages of exploration, development and production. Mr. Greenslade graduated from the University of British Columbia in 1972 with a Bachelor of Applied Science (B.A.Sc.) in Mineral Engineering and a Master of Engineering degree in 1975. He also graduated with a Bachelor of Laws in 1978. He is a member of the Association of Professional Engineers for the Province of British Columbia and also a member of the Law Society of British Columbia. He served as a director of a TSX listed company from October 1995 to July 1999 and several TSX-V companies from 1992 to present. He is also President and CEO of Catalyst Copper Corp. (a mineral exploration company).

Baja Mining Corp.
Information Circular 2011

Graham Thody, C.A.

Information:	Graham Thody
Independence Status	Independent
Place of Residence	North Vancouver, B.C., Canada
Directorship with Baja	Since June 18, 2004
Committee memberships	Chair of: Audit Committee Member of: Compensation Committee; Nominating & Corporate Governance Committee
Present Occupation	President,CEO and Director of UEX Corporation

Mr. Thody is currently the President, CEO and a Director of UEX Corporation, a company listed on the TSX. He is a retired Partner of Nemeth Thody Anderson, Chartered Accountants, a position he held from 1979 to 2007. His practice focused on audits of reporting companies, corporate mergers and acquisitions and domestic and international tax matters. He graduated from the University of British Columbia in 1973 with a Bachelor of

Commerce degree (Marketing). Mr. Thody is a member of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants. He is currently a Director of other reporting companies listed on the TSX and the TSX-V.

C. Thomas Ogryzlo, P.Eng

Information:	C. Thomas Ogryzlo
Independence Status	Independent
Place of Residence	San Jose, Costa Rica
Directorship with Baja	Since June 18, 2004
Committee memberships	Chair of: Board & Compensation Committee Member of: Audit Committee; Nominating & Corporate Governance Committee
Present Occupation	Retired; formerly Vice President Latin America of Ram Power Corporation, President of Polaris Geothermal Inc.

Mr. Ogryzlo recently retired as Vice President - Latin America of Ram Power Corporation. He has over forty years of world wide experience on mining, energy, and industrial projects and has been responsible for the development, financing, engineering, construction and operations of projects in many different countries.. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada. Ram Power Corp. is a renewable energy producer presently developing a 72 MW geothermal power project through its subsidiary Polaris Energy Corp. in Nicaragua at a cost of $400 million.

Mr. Ogryzlo has in the past been President of several producing precious and base metal mining companies, including, Blackhawk Mining, Triton Mining and Cerro Matoso S.A. For many years, he held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, one of the world’s largest engineering contractors. During a six year period with Hanna Mining, he initially directed process development work as project manager and subsequently becames President and General Manager, for the Cerro Matoso ferro-nickel project in Colombia where in 1979 he was instrumental in organizing a US$450 million financing involving World Bank, Exim, and a group of 52 private banks led by Chase Manhattan.

Baja Mining Corp.
Information Circular 2011

Mr. Ogryzlo has served as a director of many public companies, including Franco Nevada Mining Corp., Vista Gold, Aura Minerals, Birim Goldfields and Tiomin Resources.

Wolf Seidler, P.Eng

Information:	Wolf Seidler
Independence Status	Independent
Place of Residence	North Bay, Ontario, Canada
Directorship with Baja	Since January 28, 2011
Committee memberships	None
Present Occupation	Independent Consultant since May 2009

Mr. Seidler is a graduate of Queen’s University with an honours degree in Mining Engineering and is a member of the Association of Professional Engineers of Ontario, the Order of Engineers of Quebec, the Institute of Corporate Directors and a life member of the Canadian Institute of Mining and Metallurgy. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Mr. Seidler has more than 40 years experience in the Canadian and international mining industry as an executive and consultant. This includes executive positions with Inmet Mining Corporation, Normandy LaSource SAS, J.S. Redpath Ltd., as well as senior operating positions with Teck Corporation, Quebec Cartier Mining Company (US Steel) and Gold Fields Mining Corporation. For 5 years he managed, on behalf of the French National Waste Agency (Andra), a 9 country European R&D project related to the deep geological disposal of highly radioactive long-lived waste. Mr. Seidler is also a director of Inmet Mining Corporation and Bridgeport Ventures Inc.

François Marland, LL.M

Information:	Francois Marland
Independence Status	Independent
Place of Residence	Geneva, Switzerland
Directorship with Baja	Current Nominee
Committee memberships	None
Present Occupation	Self-employed

Mr. Marland has over twenty years of global business experience and is a published author. Mr. Marland completed his Masters of Law in France in 1979 and went on to teach and practice law until 1987. Mr. Marland founded a group of 100 companies from 1987 until 1992. His group was composed of various industrial, distributional, internet and financial companies. In 1992 he sold the group, which by that time consisted of 4,500 employees, for $8 billion French Francs. He then turned his attention to investing in capital risk ventures. Since selling his group in 1992, Mr. Marland has acted as an advisor and capital risk-taker to more than 300 companies from different sectors of the market. Mr. Marland is also a director and Vice Chairman of Yukon-Nevada Gold Inc.

Baja Mining Corp.
Information Circular 2011

Giles Baynham, P.Eng

Information:	Giles Baynham
Independence Status	Independent
Place of Residence	Vancouver, B.C., Canada
Directorship with Baja	Current Nominee
Committee memberships	None
Present Occupation	Vice President – Corporate Development and Executive Chairman of CB Gold Inc.; President of SGA Resources Inc.

Mr. Baynham is a mining engineer who started his career with Rio Tinto, before moving into mining financing with NM Rothchild & Sons. He was also a Director – Natural Resources with Mizuho Corporate Bank, and Director –Debt Finance with Endeavour Financial International Corporation. Mr. Baynham has been involved in over $8 billion of natural resource financings. In addition, Mr. Baynham was a co-founder of CB Gold Inc in 2009, and is currently Executive Chairman and VP Corporate Development. He is also a non-executive director of Alexander Nubia International Inc.

Gerald Prosalendis

Information:	Gerald Prosalendis
Independence Status	Independent
Place of Residence	Vancouver, B.C., Canada
Directorship with Baja	Current Nominee
Committee memberships	None
Present Occupation	Vice President Corporate Development – Quaterra Resources Inc.

Mr. Prosalendis brings to the Company his experience in corporate strategy, markets, shareholder relations and communications. He was the Vice President Corporate Development of Western Silver Corporation and was involved in the successful sale of that company in 2006 to Glamis Gold Ltd. for $1.6 billion. He was also Vice President Corporate Development of Dia Met Minerals Ltd., a member of the team that developed the Ekati diamond mine and was involved in the sale of Dia Met to BHP Billiton for $687 million in 2001. Mr. Prosalendis has been a consultant to Anderson & Schwab Inc., a mineral and business firm based in New York, a Senior Counselor for James Hoggan & Associates of Vancouver and an advisor to public and private companies in the natural resources, high technology and biotechnology sectors.

Baja Mining Corp.
Information Circular 2011

Director Share Ownership

Table 3: Director Share Ownership as at April 18, 2011

Director	Number of Common Shares beneficially owned, directly or
indirectly, or Controlled or Directed
John Greenslade	430,000[1]
Graham Thody	270,000
C. Thomas Ogryzlo	Nil
Wolf Seidler	15,000
François Marland	Nil
Giles Baynham	292,500
Gerald Prosalendis	Nil

1.

A trust located in the Cayman Islands, in which John Greenslade and his family are, indirectly, potential discretionary beneficiaries, own Shares of the Company. To the best of the knowledge of the Company, such trust holds 4,082,400 Shares of the Company. Mr. Greenslade and his family have no legal interest in such shares nor do they exercise direction or control over such shares or over the trustee.

Other Public Company Directorships and Committee Appointments

Table 4 – Other Public Company Directorships and Committee Appointments as at April 18, 2011
(Note: (C) = Chair of Committee; (M) = Member of Committee)

Name of Director	Other Public Company	Stock Exchange	Committee Appointments
Directorships
John Greenslade[1]	Minterra Resource Corp.	De-listed	None
	Yukon Nevada Gold	TSX	Chairman of Board, Compensation
Committee (C)
	Catalyst Copper Corp.	TSX-V	None
Graham Thody	Geologix Explorations Inc.	TSX	Chairman of Board; Audit (C);
Governance & Nominating (M);
Compensation (M)
	GoldSource Mines Inc.	TSX-V	None
	SilverCrest Mines Inc.	TSX-V	Audit (C); Governance & Nominating
(M); Compensation (M)
	San Marco Resources Inc.	TSX-V	Audit (C); Compensation (M);
Governance & Nominating (M)
	UEX	TSX	None
C. Thomas Ogryzlo	Aura Minerals Inc.	TSX	Compensation (M)
	Vista Gold Corp.	TSX	Governance (C); Audit (M);
Compensation (M)
Wolf Seidler	Inmet Mining Corporation	TSX	Safety, Environmental and
Community Affairs (M)
	Bridgeport Ventures Inc.	TSX	Audit (M)
François Marland	Yukon-Nevada Gold	TSX	Vice Chairman of Board; Strategic
Planning (C)
	Cadan Resources	TSX-V	None
Giles Baynham	CB Gold Inc.	TSX-V	Executive Chairman; Audit (M)
	Alexander Nubia	TSX-V	Audit (C); Compensation (M);
	International Inc.		Corporate Governance and
Nominating (M)
Gerald Prosalendis	Catalyst Copper Corp.	TSX-V	Audit Committee (M)

Baja Mining Corp.
Information Circular 2011

1.

Mr. Greenslade is a Director of Minterra Resource Corp. (“Minterra”). On April 30, 2009, Minterra received notice from the TSX-V that is was being halted from trading as it had less than three directors. All directors and officers, other than John Greenslade, resigned prior to April 30, 2009 to avoid being directors and officers of a reporting issuer that would be subject to a cease trade order for more than 30 days. John Greenslade remained as a Director and officer to attempt to re-structure Minterra for the benefit of its shareholders. On May 11, 2009, Minterra was cease traded by the BC Securities Commission for failure to file financial statements, associated Certificates of Disclosure, and fees. The cease trade order remains in effect. Minterra is currently without financial resources. Its ability to reactivate will be subject to making satisfactory arrangements with existing creditors and completing share for debt settlements and an equity issue.  Further to the cease trade on May 11, 2009, Minterra also received a notice to de-list from the TSX-V on July 3, 2009 and Minterra’s TSX-V listing was transferred to NEX on August 11, 2009. Mr. Greenslade was a Director of Trigon Uranium Corp. (“Trigon”) (now called IC Potash Corp.), and was advised by the President of Trigon that on August 28. 2007, a document was received by Trigon from the Pennsylvania Securities Commission in regard to a purported cold call to at least one Pennsylvania resident and the offer for sale of units of Trigon by a representative of Coal Harbor Communications (“CHC”) in Vancouver, Canada. In the document from the Pennsylvania Securities Commission, it was stated that: “It is ordered that the Respondents Trigon and CHC, and every successor, affiliate, control person, agent, servant and employee of each of them, and every entity owned, operated, or indirectly or directly controlled or hereinafter organized by or on behalf of them, shall immediately cease and desist from offering and selling the units in the Commonwealth of Pennsylvania, in violation of the 1972 Act, and in particular Section 201 thereof.” Subsequently, discussions were carried out between Trigon and the Pennsylvania Securities Commission with the assistance of the US attorneys of Trigon. Dale Paruk, provided a declaration before the Commonwealth of Pennsylvania where he stated that he was the owner and principal of CHC, that CHC had never been designated or acted as an agent of Trigon, that CHC had been specifically told that no contacts could be made to investors in the United States regarding Trigon’s equity issue by him or any of his associates, that Trigon could only consider offers to purchase its securities from US investors if there were substantial prior relationships or if the potential investors were qualified under US Securities Laws, that he was expressly told not to make cold calls to US residents about Trigon, and the he understood that a “rogue employee” of CHC had made such a call and that as a result that employee had been terminated. On June 24, 2008, the allegations of the Pennsylvania Securities Commission were settled as follows: 1) There was no admission of guilt or denial of the allegations; 2) the Summary Order to Cease and Desist issued on August 28, 2007 was rescinded; 3) Trigon paid investigative and legal costs; and 4) Trigon paid an administrative assessment.

Areas of Expertise

The Company maintains a competencies matrix (the “Matrix”) that illustrates the level of expertise the Board of Directors as a collective, and as individuals, possess. The Matrix is currently being reviewed as the Company moves into the development phase of the Boleo project. Directors must assess their own level of skill and experience in each of thirteen different competencies. The Matrix is used to show the diversity of the backgrounds of the Board and is used in director succession planning and nomination procedures. The Matrix depicts the strengths of the Board but is also useful in determining:

1.	The competencies the Nominating and Corporate Governance Committee should focus on when recruiting new directors given the changing business environment and the strengths of existing directors;
2.	The educational sessions that may be necessary to ensure all directors understand and can fulfill their roles and duties as directors of the Company; and
3.	Which directors are best suited to each Committee in order to give balance, insight and guidance in determining outcomes for the Board and the Company.

We select or host educational seminars and lectures that directors will attend or participate in based on: the business environment the Company operates in, as well as emerging trends or topics within such environment; the strategic initiatives of the Company; the regulatory environment the Company operates within, and ongoing changes within that environment; the professional development of our professional designate directors (Chartered Accountants and Lawyers); and the areas of competency or topics with which directors are not as familiar.

Baja Mining Corp.
Information Circular 2011

Independence and Board Committees

Independence of Directors

With the nominees put forth for election at the AGM, Baja has a majority independent Board, as six of seven directors are independent. Independence status is based on the standards set forth in National Instrument 52-110 (NI 52-110) and other policies and standards as deemed necessary or relevant by the Board. In accordance with NI 52-110, John Greenslade is precluded from being considered independent as he has a material relationship with, and is an Executive Officer (President and CEO) of, Baja.

Board Committees

The Board has three executive committees:

1.	Audit Committee
2.	Compensation Committee
3.	Nominating and Corporate Governance Committee (“NCG Committee”)

Please see pages 29-33 of this Circular for information about, and reports from, each committee.

Chair of the Board

In May 2008, the Board of Directors, upon recommendation by the NCG Committee, appointed C. Thomas Ogryzlo, an independent Director, as Chair of the Board (the “Chair”). Mr. Ogryzlo has been a Director of Baja since June 2004 and also chairs Baja’s Compensation Committee. The Chair is appointed annually at the first meeting following Baja’s AGM and serves for a one year term. There is no limit to the number of terms, consecutive or not, that a Chair may serve.

The Chair, as the presiding or lead director, has the responsibility to ensure that a framework and boundaries are established to ensure open and effective dialogue and communication of the key organizational strategies and governance between Board members and senior management. The Chair must also assist the senior management in understanding and adhering to the ethical and social responsibility standards of the Company. The Chair is also responsible for guiding and managing issues relating to: leadership and ethics, board meetings, shareholder relations, board/management relationships, board orientation, education and evaluations, succession and governance.

The full job description of the Chair can be found on the Company’s website. The position description for the Chair is reviewed and approved on an annual basis, or more frequently as necessary, and was most recently approved on March 24, 2011.

Board Mandate

The Board approved its inaugural Board Mandate on December 15, 2008. The Board Mandate is reviewed and approved on an annual basis, or more frequently as necessary. The Board Mandate was last approved on March 24, 2011. A copy of the Board Mandate can be found on the Company’s website and is attached as Schedule “B” to this Circular.

Meeting Attendance

Directors are expected to be present at a minimum of 80% of meetings of the Board each year, except in extenuating circumstances. As Board members reside in many different geographic locations, a director is considered in attendance regardless of whether they attend by conference call or in person. Non-independent directors may be asked to attend executive committee meetings in order to benefit from presentations or discussion. Members of the Audit Committee are required to meet without the presence of management (in-camera) at every committee meeting each year. Members of the Audit Committee are also required to meet at each quarterly and year-end meeting with the independent auditors of the Company, without the presence of management. Every executive committee is required to meet a minimum of twice annually. Table 5 below details the attendance of Board members at director and executive committee meetings.

Baja Mining Corp.
Information Circular 2011

Table 5: 2010 Director Meeting Attendance

Name	Board	Audit Committee	NCG Committee	Compensation
	(8 meetings)	(4 meetings)	(12 meetings)	Committee
(5 meetings)
C. Thomas Ogryzlo	8 of 8	4 of 4	12 of 12	5 of 5
John Greenslade	8 of 8	4 of 4,1	0 of 12[2]	0 of 5[3]
Robert Mouat[7]	8 of 8	4 of 4[1]	0 of 12[2]	2 of 5[4]
Graham Thody	8 of 8	4 of 4	12 of 12	5 of 5
Ross Glanville[7]	8 of 8	4 of 4	12 of 12	5 of 5
Wolf Seidler[5]	0 of 8	0 of 4	0 of 12	0 of 5
François Marland[6]	N/A	N/A	N/A	N/A
Giles Baynham[6]	N/A	N/A	N/A	N/A
Gerald Prosalendis[6]	N/A	N/A	N/A	N/A

1.

Non Audit Committee members are asked to attend Audit Committee meetings as guests. As the Board must provide ultimate approval of the Company’s interim and annual financial statements and Management’s Discussion and Analysis, the Company’s two non-independent directors were asked to attend all Audit Committee meetings to participate in dialogue with the Audit Committee, the Chief Financial Officer and the Company’s Auditors. Non- independent directors and any management guests are asked to leave for in-camera sessions between the Audit Committee members and the Auditors.

2.	This director is not a member of the NCG Committee and as such was not requested to participate in these meetings.
3.

John Greenslade is not a member of the Compensation Committee, nor is he independent, and was not requested to participate in these meetings. The Compensation Committee regularly meets to discuss the remuneration of senior officers, including the President & CEO.

4.

Robert Mouat is not a member of the Compensation Committee, nor is he an independent director. He attended two meetings of the Compensation Committee as a guest during the 2010/2011 term. The two Compensation Committee meetings he did not attend were closed to management and non-independent directors. In this regard, minutes or decisions were recorded by the Chair of the Committee, Tom Ogryzlo, and not by the Corporate Secretary, Kendra Low.

5.	Wolf Seidler did not become a director until January 28, 2011, and therefore did not attend any meetings in 2010.
6.	These directors are first-time nominees to the Board of Directors and as such have not attended any meetings.
7.	These directors will be retiring from the Board of Directors at the upcoming AGM and will not be standing for election on May 25, 2011.

Director Education

Directors of the Company have participated in various outside education sessions throughout 2010 and early 2011, in addition to in-house education and informational sessions.

From January 1, 2010 to April 18, 2011, the following outside seminars, workshops and/or conferences were attended by members of the Board:

  PricewaterhouseCoopers CFO Update Meeting(s)

  PricewaterhouseCoopers Breakfast Workshop - Mergers and Acquisitions

  Chartered Accountants of British Columbia Professional Development Courses

  TSX Corporate Governance Seminar

  TSX Security-based Compensation Seminar

Baja Mining Corp.
Information Circular 2011

  IFRS transition and reporting seminars

  Corporate Social Responsibility and Social License

  Continuing Legal Education Society of British Columbia – Advanced Securities Law course

Please note that not all directors attended every educational session as disclosed above.

In addition, all directors receive frequent corporate governance updates and information from the Corporate Secretary of the Company as corporate governance, compensatory matters, accounting and financial reporting items are discussed at each regularly scheduled board meeting. Members of senior management regularly attend professional development sessions in order to keep up to date with the changing regulatory and business environment as well as present relevant and important information to directors of the Company

The Company is working towards formalized in-house presentations and seminars for all directors on topics such as risk management, the changing role of information technology and systems strategy and other relevant topics. It is the goal of the Company to provide at least two scheduled in-house education sessions for directors annually, in order to supplement and personalize the material being presented at outside conferences and workshops.

Director Compensation

Retainers and Fees

Annual board and committee retainers are paid monthly to each eligible independent director. Table 6 below outlines the annual Board and committee retainers paid to independent directors up to and including November 30, 2010. Until such time no per diem or per meeting fees were paid to directors. At a November 25, 2010 Board meeting, and effective December 1, 2010, the Board of Directors approved new annual retainers as described in Table 7 below. The Board had delayed implementation of new retainers for directors until the completion of construction financing. Roger Gurr of Gurr & Associates was retained in November 2010 (the “Gurr Report”) to research and report on fees paid to Baja directors compared against market, as well as benchmark compensation for the Company’s executive management. The Gurr Report found a significant misalignment between our director’s fees and market.

At that same meeting, directors approved meeting fees for independent directors of $1,000/meeting. Meeting fees are applicable to members of the various committees for committee meetings and for members of the board for board meetings. Board members who attend committee meetings, but are not part of the committee, will not receive meeting fees for attendance at such meeting. Meeting fees are paid quarterly.

Baja also reimburses directors for out-of- pocket travel expenses.

Table 6: Annual Board and Committee Retainers (Prior to December 1, 2010)

Board Member Retainer	$12,000
Committee Chair Retainer	$3,000
Committee Member Retainer	$3,000

Table 7: Annual Board, Board Chair & Committee Retainers (Effective December 1, 2010)

Board Chair Retainer[1]	$100,000
Board Member Retainer	$36,000
Audit Committee Chair Retainer	$15,000
Committee Chair Retainer (NCG and Compensation Committees)	$7,500

1.	The Board Retainer is all inclusive with the exception of any additional retainer as a committee chair of any duly formed committees of the Board.

Baja Mining Corp.
Information Circular 2011

Table 8: 2010 Summary Compensation Table – Directors (presented in Canadian dollars)

Director Name	Annual Fees			Long Term		Other	Total
						($)	Compensation
	Board	Committee	Committee	Options	Options	All Other	($)
	Member	Chair	Member	Awards	Awards	Compens-
	Retainer	Retainer	Retainer	(#)	($)[8]	ation
	($)	(S)	($)
C.T. Ogryzlo[1]	19,333	2,750	8,875	750,000	472,500	Nil	503,548
J. Greenslade[2]
G. Thody[3]	14,000	4,000	8,250	750,000	472,500	Nil	498,750
R. Glanville[4]	14,000	3,375	8,250	750,000	472,500	Nil	498,125
R. Mouat[5]	Nil	Nil	Nil	750,000	472,500	Nil	472,500
W. Seidler[6]
F. Marland[7]
G. Baynham[7]
G. Prosalendis[7]

1.

Mr. Ogryzlo is the Chair, the Chair of the Compensation Committee and sits on all three independent executive committees of the Board. Before December 1, 2010, he did not receive extra cash remuneration for his position as Chair.

2.

Mr. Greenslade is an executive officer of Baja and therefore not an independent director. As such, he does not receive cash compensation as a director. Please see Table 16 on page 44 for information relating to Mr. Greenslade’s remuneration as an executive officer of Baja.

3.	Mr. Thody is the Chair of the Audit Committee and currently sits on all three independent executive committees of the Board.
4.	Mr. Glanville is the Chair of the NCG Committee and currently sits on all three executive committees of the Board. Mr. Glanville will be retiring at the end of this term.
5.

Mr. Mouat is not considered an independent director of Baja and therefore does not receive cash compensation in the form of a retainer. On September 1, 2008, Mr. Mouat entered into consulting arrangement with Baja for business development services. The contract totals CDN$40,000 and is paid monthly. Mr. Mouat will be retiring from the Board of Directors at the end of this term.

6.	Mr. Seidler was appointed to the Board on January 28, 2011 and did not received compensation in 2010
7.	This director is a first-time nominee to the Board and as such has not been paid directors fees by the Company at any time.
8.	Dollar values disclosed in this column are based on the grant date fair value of the award noted in the column titled “Option Awards (#)”.

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Baja Mining Corp.
Information Circular 2011

Option-based and Share-based Awards

Table 9: Option-based and Share-based Awards of Baja Directors December 31, 2010

	Option based Awards
Name of Director	Number of Securities underlying unexercised options (#)				Option Exercise Price ($)	Option Grant Date	Option Exercise Date	Value of vested unexercised in-the-money options ($)(3)
	Total (#)	Number Vested (total) (#)	Number vested (2010) (#)	Value of Options Vested in 2010($)[2]
C. Thomas Ogryzlo	100,000	100,000	Nil	Nil	0.40	July 26, 2006	July 26, 2011	73,000
	150,000	150,000	37,500	12,750	0.40	May 16, 2008	May 16, 2013	109,500
	75,000	75,000	37,500	15187	0.40	July 10, 2008	July 10, 2013	54,750
	150,000	112,500	75,000	28,875	0.57	May 15, 2009	May 15, 2014	82,125
	750,000	Nil	Nil	Nil	$1.17	Nov.25, 2010	Nov. 25, 2015	Nil
John Greenslade[1]
Graham Thody	100,000	100,000	Nil	Nil	0.40	July 26, 2006	July 26, 2011	73,000
	150,000	150,000	37,500	12,750	0.40	May 16, 2008	May 16, 2013	109,500
	150,000	112,500	75,000	28,875	0.57	May 15, 2009	May 15, 2014	82,125
	750,000	Nil	Nil	Nil	$1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
Ross Glanville	100,000	100,000	Nil	Nil	0.40	July 26, 2006	July 26, 2011	73,000
	150,000	150,000	37,500	12,750	0.40	May 16, 2008	May 16, 2013	109,500
	150,000	112,500	75,000	28,875	0.57	May 15, 2009	May 15, 2014	82,125
	750,000	Nil	Nil	Nil	$1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
Robert Mouat	750,000	Nil	Nil	Nil	$1.17	Nov. 25, 2010	Nov. 25, 2015	Nil

Specific Notes

1.	Options granted to John Greenslade are detailed in Table 16 on page 44. Options are granted to Mr. Greenslade both for his role as President/CEO and his role as a director.
2.	The value of options vested in the fiscal year ended December 31, 2010 is calculated as if options had been exercised on their vest date in 2010 based on market price on the vest date of the options.
3.	The value of vested unexercised in-the-money options is calculated based on the close of market price on December 31, 2010 of $1.13.

General Notes:

  The market price at close-of-market on December 31, 2010 was $1.13.

  The Company has never issued any share-based awards.

  From the date of grant, options vest 25% every 6 months and are considered fully vested on the 2 year anniversary of the grant date.

  Wolf Seidler was not appointed to the Board of Directors until January 28, 2011, and therefore held no options at December 31, 2010.

  François Marland, Giles Baynham and Gerald Prosalendis are first-time nominees to the Board of Directors.

Share Ownership Guidelines

The Company does not have any director share ownership guidelines in place at this time.

Baja Mining Corp.
Information Circular 2011

EXECUTIVE COMMITTEE REPORTS

AUDIT COMMITTEE REPORT

Overview of 2010

The Audit Committee is responsible for appointing (subject to shareholder approval), compensating and overseeing the independent auditor (“Auditor”). The Auditor must be registered with the Canadian Public Accountability Board (“CPAB”) for Canadian compliance and the Public Company Accounting Oversight Board (“PCAOB”) for United States compliance. The Auditor is accountable to and reports directly to the Audit Committee, and understands that it must maintain an open and transparent relationship with the Audit Committee, as representatives of the shareholders. All members of the Audit Committee are independent and knowledgeable about our financial reporting controls, internal accounting processes and external audit processes. Two members are skilled or expert in financial acumen, particularly financial accounting, reporting and internal controls; the areas of expertise most relevant to carrying out the Audit Committee’s mandate. See the Directors’ biographies on pages 18 – 21 and the Areas of Expertise on page 23 for additional information.

The Audit Committee assists the Board in overseeing Company’s accounting and financial reporting controls and external audit processes. Management is responsible for our internal controls and financial reporting process. The Auditors are responsible for performing and reporting on an independent audit of our:

(i)	consolidated financial statements according to generally accepted auditing standards; and
(ii)	internal control over financial reporting according to the standards of the PCAOB.

The Committee’s responsibility is to monitor and oversee these processes.

Key Activities for 2010

  Met separately with management and the Auditor to review the December 31, 2010 audited consolidated financial statements and MD&A for the year ended December 31, 2010;

  Met with management, the CFO and Controller of the Company to review International Financial Reporting Standards (“IFRS”) progress.

    Reviewed IFRS progress and ensured the Company is prepared for 2011 GAAP changes.

  Oversaw the 2011 restructuring recommended by the Company’s management and advisors.

  Oversaw the risk management policy implementation in regard to the Company’s copper hedging program required under project finance arrangements.

  Discussed with the Auditor’s matters required by Canadian regulators under Section 5751 of the General Assurance and Auditing Standards of the Canadian Institute of Chartered Accountants “Communications with Those Having Oversight Responsibility for the Financial Reporting Process” and by US regulators under the Statement on Auditing Standards No. 61 “Communication with Audit Committees” issued by the American Institute of Certified Public Accountants;

  Received written disclosures from the Auditor required by the SEC according to the Independence Standards Board Standard No. 1 “Independence Discussions with Audit Committees”;

  Discussed with the Auditor that firm’s independence;

  Based on the reviews and discussions referred to above, recommended to the Board that the annual audited consolidated financial statements and the MD&A be included in Baja’s annual report and be included in Form 40-F for US filing for the year ended December 31, 2010;

  Oversaw the Multilateral Instrument 52-109 compliance activities undertaken by management to report on the effectiveness of internal control over financial reporting as at December 31, 2010;

  Oversaw the Section 404 Sarbanes-Oxley (“SOX”) compliance activities undertaken by management to report on the effectiveness of internal control over financial reporting as at December 31, 2010; and

  Reviewed and approved the quarterly consolidated financial statements for the quarters ended in 2010;

Baja Mining Corp.
Information Circular 2011

Composition of the Audit Committee

The members of the Audit Committee are as follows:

Graham Thody	Chair
C. Thomas Ogryzlo	Member
Ross Glanville	Member

All members of the Audit Committee are independent and financially literate as defined in National Instrument 52-110, Audit Committees. Mr. Glanville will be retiring at the end of this term. Committees and Chairs are appointed annually following the annual general meeting and therefore he will be replaced on the Audit Committee following the AGM.

Relevant Education and Experience

Please see the respective biographies for members of the Audit Committee under “Director Biographies” on page 19 of this Circular. Please note Mr. Glanville’s biography can be found on the Company’s website at www.bajamining.com until May 25, 2011.

Audit Partner Rotation

In compliance with applicable law, the lead audit partner of our Auditor is replaced every five years. During 2009, a new lead audit partner was assigned to our audit.

Section 404 of Sarbanes-Oxley

Baja is registered in the US and is required to file Form 40-F in the US and has complied with the requirements of Section 404 of SOX since December 31, 2007. During 2010, management evaluated the effectiveness of our internal controls over financial reporting and concluded that it was effective as of December 31, 2010. The effectiveness of internal controls over financial reporting was also evaluated by the Auditor in 2010 as part of the integrated audit of the consolidated financial statements. Their integrated audit report for 2010 is included in our Form 40-F.

Auditor Engagement and Fees Billed

Before PwC, the Auditor, is engaged by Baja or its subsidiaries to render additional audit or non-audit services, the engagement is approved by the Audit Committee. All audit, audit-related, tax and other services provided by PwC since appointment in November 2006 have been approved by the Committee.

External Auditor Service Fees (by Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are shown in Table 9 below.

Table 10: External Auditor Service Fees – 2009 & 2010

Financial Year	Audit Fees	Audit Related	Tax Fees	All Other Fees
Ending	($)	Fees ($)	($)	($)
2010	283,195	268,996	27,858	89,144
2009	209,564	79,200	18,500	50,636

Baja Mining Corp.
Information Circular 2011

Committee Approval

The Audit Committee is of the view that the provision of services by PwC described in “All Other Fees” in the Table 9 above is compatible with maintaining that firm’s independence. Based on the Committee’s discussions with management and the Auditor, and its review of the representations of management and the Auditor, the Committee recommended to the Board that the audited consolidated financial statements and the Management Discussion and Analysis be included in Baja’s annual report and the audited consolidated financial statements be included in Form 40-F for US filing for the year ended December 31, 2010.

Audit Committee Charter

The full text of the Audit Committee Charter can be found as Appendix “A” to Baja’s Annual Information Form for the year ended December 31, 2010, dated March 31, 2011 and filed on SEDAR at www.sedar.com or on our website at www.bajamining.com.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption under National Instrument 52-110.

Audit Committee Oversight

At no time since the commencement of our most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

We have adopted certain policies and procedures intended to ensure our Auditor will maintain objectivity and independence in their audit of our financial statements. To minimize relationships that could appear to impair the objectivity of our Auditor, our Audit Committee has restricted the non-audit services that our principal accountants may provide to us primarily to tax services and review assurance services.

In general, we seek to obtain non-audit services from our auditor only when the services offered by our Auditor are more effective or economical than services available from other service providers, and, to the extent possible, only after competitive bidding. These determinations are among the key practices adopted by the Audit Committee effective during fiscal 2010. The Board has adopted policies and procedures for pre-approving work performed by our auditor.

After careful consideration, the Audit Committee of the Board of Directors has determined that payment of the above audit fees is in conformance with the independent status of our Company’s Auditor. Before engaging the Auditors in additional services, the Audit Committee considers how these services will impact the entire engagement and independence factors.

The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance, review of tax returns, documentation of processes and controls as submitted to the Audited Committee from time to time and consulting work related to IFRS.

Submitted on behalf of the Audit Committee:
Graham Thody, C.A., Chair

Baja Mining Corp.
Information Circular 2011

COMPENSATION COMMITTEE REPORT

Overview of 2010

The Compensation Committee is responsible for establishing and annually reviewing the overall compensation philosophy of the Company; at least annually reviewing the remuneration of the CEO and other senior officers of the Company; evaluating the CEO’s performance with respect to goals and objectives set forth; reviewing key disclosure items with respect to officer and director remuneration in accordance with applicable laws and regulations; and at least annually reviewing the key components of remuneration provided to employees and officers of the Company.

Key Activities for 2010

  Based on a market evaluation by an independent third party, reviewed the salary of the senior officers and CEO of the Company;

  Recommended salaries, bonuses and stock option awards to senior officers and the CEO of the Company; and

  Based on a market evaluation by an independent third party, reviewed earlier recommendations on an amended director compensation strategy, contingent on the completion of construction financing, which would allow directors to be remunerated for meetings, as well as their appointments to Board Committees.

Composition of the Compensation Committee

The members of the Compensation Committee are as follows:

C. Thomas Ogryzlo	Chair
Ross Glanville	Member
Graham Thody	Member

All members of the Compensation Committee are independent. Compensation Committee member biographies can be found on page 19 of this Circular. Mr. Glanville will be retiring at the end of this term. Committees and Chairs are appointed annually following the annual general meeting and therefore he will be replaced on the Compensation Committee following the AGM.

Independent Compensation Consultant

The Compensation Committee retained the services of an independent consultant Roger Gurr & Associates (“Gurr”) to perform an independent analysis of the Company’s compensation practices based on industry benchmarking. This is further discussed in Compensation Overview - Industry Benchmarking, found beginning on page 34 of this Circular.

Submitted on behalf of the Compensation Committee:
C. Thomas Ogryzlo, Chair

Baja Mining Corp.
Information Circular 2011

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE REPORT

Overview of 2010

The Nominating and Corporate Governance Committee (the “NCG Committee”) is responsible for 1) identifying qualified individuals to become members of the Board; 2) assessing and reporting on the effectiveness of the Board and any committees thereof; 3) developing and recommending to the Board a set of corporate governance polices and principles applicable to the Company in accordance with regulatory body rules and regulations; and 4) ensuring that corporate governance policies are fully observed and any infringements are reported to the Board. All members of the NCG Committee are independent directors.

Key Activities for 2010

The key activities of the NCG Committee in 2010 included review and assessment ongoing corporate governance matters related to the Company.

The Company’s corporate governance practices are detailed beginning on page 49 of the Circular.

Composition of the NCG Committee

The members of the NCG Committee are as follows:

Ross Glanville	Chair
C. Thomas Ogryzlo	Member
Graham Thody	Member

All members of the NCG Committee are independent. Committee members, and the Committee Chair, are appointed annually following the AGM. Mr. Glanville will be retiring at the end of this term. Committees and Chairs are appointed annually following the annual general meeting and therefore he will be replaced on the Audit Committee following the AGM.

Submitted on behalf of the NCG Committee:
Ross Glanville, P.Eng, MBA, CAMV, Chair

Baja Mining Corp.
Information Circular 2011

COMPENSATION OVERVIEW

Compensation Philosophy

In a competitive industry, it can be difficult to attract and retain qualified, highly skilled, experienced individuals.

We believe that in order for a compensation package to be competitive and appropriate it must:

a)	Aid in the motivation and encouragement of performance;
b)	Maximize focus on both short and long term goals and objectives, and the achievement of those objectives, with the goal of increasing shareholder value; and
c)	Reflect the scope and responsibilities of the individual and the comparison of those elements with others in similar positions and with similar responsibilities in our industry.

The Company’s compensation packages consist of competitive base salaries targeting the 50th percentile of the market, long-term incentives (stock options) and short-term incentive (annual incentive compensation). Annual compensation may also) include special bonuses or other incentives which are awarded based on a predetermined criteria or time schedule.

In November 2010, we completed one of the largest financing globally by a mining company of our size. We then began a swift ramp up into construction at our Boleo project in Mexico. The workforce we will require to accomplish the successful build and operation of Boleo is exponentially greater than the workforce our company employed at year end. That said, we were ready for the recruitment drive and the exciting process of hiring and on-boarding new team members. At December 31, 2010, we employed approximately 130 people between head office, our engineering office and Mexico. As at the date of this report we employee over 210 people, plus a further 500+ under the construction contractors. At the peak of construction (later this year) there will be up to 3,000 workers on site in Mexico, 1000 of which will remain employed full time by our Mexican subsidiary. Our Vancouver head office staff is also substantially increasing and we expect to almost double our size over the next year. Attracting the ‘right’ people, with the competencies and work ethic we are looking for, in a booming mining market, is a challenge. As with all challenges, we are facing this one head on.

We hire employees based not solely on their past experiences and education, but also on their ability to work and contribute to a team, be creative in their approaches to problem solving and optimize their skills, and those of their team members, to produce results and add value to the Company and its shareholders. To this end, we believe employee compensation should be competitive in the market and attractive to potential hires; encourage and recognize superior levels of performance and results; and link and reward the achievement of specific objectives and goals with incentive compensation.

Industry Benchmarking

Periodically, outside advisors are engaged to review the adequacy of the compensation packages of our employees, officers and directors. The benchmarking analysis compares our pay levels and compensation practices with others in our industry, in which we are competing for talent, and provides valuable information that will allow us to make adjustments, if necessary, to attract and retain the best individuals to meet our needs as a company and in providing value added to our shareholders.

In 2010, and as noted in Director Compensation – Retainers and Fees discussed on page 26 above, the Compensation Committee of the Company retained Gurr & Associates, to conduct a compensation review for directors and officers of the Company, and to provide recommendations and advice on the competitiveness and appropriateness of the Company’s compensation packages, annual incentive compensation structure and compensation practices based on the benchmarking analysis completed.

Baja Mining Corp.
Information Circular 2011

The Compensation Committee of the Company is responsible for engaging these independent advisors and for making recommendations to the Board of Directors with respect to director and executive officer compensation based on the results of the compensation consultants findings, but also on other appropriate and important factors and considerations they as a committee feel should influence the compensation packages proposed and offered to directors and executive officers. While the input of the outside advisor is valuable, it is not the sole consideration driving decisions with respect to executive compensation.

The Gurr Report benchmarked the compensation of executive management against those of the following 16 companies: Northgate Minerals Corp., Equinox Minerals Ltd., Capstone Mining Corp., Gammon Gold Inc., Aurizon Mines Ltd., Alamos Gold Inc., Breakwater Resources Ltd., Iberian Minerals Corp., Dundee Precious Metals Inc., Jaguar Mining Inc., Eastern Platinum Ltd., Mercator Minerals Ltd., Minefinders Corp Ltd., First Majestic Silver Corp., Endeavour Silver Corp. and Nevsun Resources Ltd.

The Company is competing with companies of all sizes, including those in operation, for qualified and experienced people. In order to ensure competitive compensation packages, we must also benchmark against those companies, and not just companies in the exploration or development stage. In addition, our internal human resources team reviews current compensation packages to market at least annually in order to ensure we remain competitive and in order to understand and be proactive with respect to emerging industry trends. Our internal review benchmarks against the Canadian mining industry as a whole and utilizes reports prepared by Coopers Consulting and Mercer, as well as Vancouver market data for our administrative and technical support positions. The Company is rapidly expanding one of its most valuable assets, its human resources, both in Canada and Mexico, and as such our compensation philosophy and execution is one of our top priorities.

Compensation Objectives

Our goal is to provide competitive total compensation packages for top-performing employees as compared to our peers in the mining industry. Our compensation program includes three components: base salary, cash incentives and long-term incentives. The Company reviews salary and compensation packages on an annual basis.

Table 11: Key Elements of Compensation

Elements	Form	Performance Period
Base Salary	Cash	1 year
Annual incentive	Cash	1 year
Long-term incentives	Stock Options	Greater than 1 year

Key Elements of Compensation

Base Salary

Base salary is the amount of compensation paid before adding allowances, incentives or bonuses. It recognizes the contribution of employees, level of experience, education and abilities, while remaining competitive in the market place. Base salary for each employee and executive officer’s position is primarily determined having regard for the employee’s responsibilities, individual performance, overall corporate performance and the assessment of such individual and independent compensation surveys of market conditions and compensation levels as presented by management to the Board and the Compensation Committee (in the case of executive officers and directors). Base salary compensation is targeted at the median of the market (50th percentile) for all job categories.

Cash Incentives/Bonuses

Executive officers benefit from improved performance for the Company almost entirely through their participation in the Company’s stock option plan and from time to time through the receipt of bonuses. Historically, bonuses have been paid periodically at the recommendation of the Compensation Committee (where executive officers and directors are concerned) and at the discretion of the Board based on performance of individuals, the attainment of pre-set objectives and the relation these have to the performance of the Company. The bonuses in 2008 related to construction financing results and overall performance throughout the year; in 2009 related to overall performance throughout the year; and in 2010 related to the completion of construction financing in excess of US$1 Billion. The 2008 and 2010 bonuses were contingent on construction financing conditions precedent being met in entirety for full payment of the bonuses. This is discussed further beginning on page 45.

Baja Mining Corp.
Information Circular 2011

Annual Incentive Compensation Program

In May 2010, the Company implemented an Annual Incentive Compensation Program (the “Program”). The Program began as a pilot program in 2009/2010 with the implementation of formal and structured goal setting and performance reviews of every member of our team. The 2010/2011 program was implemented with the added component of incentive compensation for attainment of objectives and performance throughout the year. The Program was implemented in order to remain competitive within our industry, continue to attract the best talent to our company and incentivize and reward our current talent.

Mechanics of the Program

Each year, specific corporate objectives are established and approved by the Board of Directors. Such objectives are communicated to all departmental managers and employees. Departmental managers are then required to generate goals for their respective departments (ie: Accounting, Administration, Construction, Engineering etc). This process is repeated as departmental objectives cascade to employees for incorporation into their own individual objectives. Individual goals must contribute to the greater goals of the department and likewise to the overall corporate objectives. The process of objective setting is an interactive one, with feedback from all necessary internal stakeholders. The Program “year” runs June to May.

The appraisals and feedback of supervisors are discussed in one-on-one interviews between a supervisor and employee. In the case of senior executives, the interviews take place between each executive and the CEO. In the case of the CEO, the Compensation Committee undertakes the review. Performance appraisals are an important part of employee and company development and are useful in assessing objectives that were achieved during the year; reviewing objectives that were not achieved and why; assessing performance against a set of pre-established core competencies and identifying areas and mechanisms for improvement; setting objectives for the ensuing year; and identifying developmental activities pertinent to the individual.

Target annual incentive levels are established as part of the Program and reviewed at least annually and more frequently as necessary. Target incentives are defined as a percentage of base salary and vary by job category and level within such category. Target incentives range from 10% to 80% of base salary. Weightings are given, based on job category, to the three components of the Program (corporate, departmental and individual). The combined performance of each component totals 100% of the target incentive percentage. Generally, the higher the pay grade of an individual, the more heavily the corporate component of the Program is weighted, in comparison to departmental and individual objectives.

We are currently preparing for the completion of our first year of the Program. Performance reviews, 2011/2012 objective setting and payment of our inaugural incentive compensation payments will be carried out in June 2011.

Long-term Incentives

Stock Options

The Board may, from time to time, grant stock options to directors, executive officers, employees and key consultants under the Company’s stock option plan. Grants are intended to encourage commitment to the Company’s growth and the enhancement of shareholder value and to reward optionees for the Company’s performance through appreciation in share value. The grant of stock options, as a key component of the executive and employee compensation package, enables the Company to attract and retain qualified industry people. The size of individual stock option awards is determined and approved by the Board. In the case of executive officers and directors of the Company, the option award is typically first approved by the Compensation Committee and then by the Board in its entirety. The Board considers the following criteria in awarding options to an individual:

Baja Mining Corp.
Information Circular 2011

  performance;

  level of responsibility and authority;

  overall importance to the current welfare of the Company;

  the degree to which each executive’s long-term potential and contribution will be key to the longer-term success of the Company; and

  the number and term of outstanding options already granted (and either held, exercised or expired) to an employee or executive.

The number of Shares which may be subject to option in favor of any one individual is limited under the terms of the stock option plan and cannot be increased without shareholder and stock exchange approval. The principal terms of the Company’s Plan are described below.

Stock Option Plan

The Company currently has an “Evergreen” or “Rolling” Stock Option Plan (the “Plan”). An Evergreen plan allows the Company to issue options that upon exercise will be less than or equivalent to up to 10% of the issued and outstanding Shares of the Company. As a result, should the Company issue additional Shares in the future, the number of options to purchase Shares, issuable under the Plan, will increase accordingly. The Plan was originally adopted by shareholders in 2004 and most recently in 2008. In December 2010, due to amendments under Bill C-47 to the Income Tax Act (Canada) we amended the Plan to provide language surrounding tax withholdings of exercised options. In alignment with TSX rules, shareholders must re-approve the Plan every three years and as such the Plan is up for renewal this year.

The Plan is the only equity-based compensation/incentive plan the Company currently has arranged.

The Plan allows employees who have been granted options to exchange (exercise) their options for Shares of the Company at the exercise price determined at the time of granting of the options. Options do not provide employees the right to vote the underlying Shares. Options are issued for a maximum term of five years from the date of grant, except for those extended due to a blackout as further described below under Blackout Periods. Options generally vest as to ¼ of the total grant every six months and are fully vested on the second anniversary of the grant. Table 12 details the vesting provisions set forth in the Plan and generally applied to option grants.

Table 12: Vesting Provisions of Stock Options under the Company’s Stock Option Plan

Period	Percentage of Options Vested
Six months post grant	25%
First anniversary of grant	50%
18 months post grant	75%
Second anniversary of grant	100%

Baja Mining Corp.
Information Circular 2011

General Plan Parameters

Table 13: General Plan Parameters

Terms	Plan Specifics
Maximum term of options granted	5 years
Maximum number (%) of options eligible to be granted	5% of issued and outstanding of Company
to any one Optionee in a 12 month period
Maximum number (%) of options eligible to be granted	2% of issued and outstanding of Company
to any one consultant in a 12 month period
Maximum number (%) of options eligible to be granted	10% of issued and outstanding of Company
to any insider in any one year period and at any time
Assignability and Transferability of Options	Options are non-assignable and non-transferable

Eligibility

Options may be granted from time to time to directors, officers, employees and contractors (Eligible Persons) of the Company.

Option Term

Options can be issued up to a maximum term of five years, unless extended as per the provisions noted in Blackout Periods below.

Grant Date and Exercise Price

Options are typically granted at the time of hire and/or the annual review of option positions. Option grants may be made at other times throughout the year upon recommendation of the Compensation Committee (in the case of executive officers and directors) and/or the Board. Since 2004, Company-wide biennial grants have taken place in July (in 2006 and 2008), however, there have also been other options granted throughout each year the Plan has been in place. All option grants, regardless of the recipient, require approval of the Board. The exercise price is typically set, for new hires, by calculating the average five day volume weighted average trading price of the Company’s Shares on the TSX five days prior to the date of acceptance of a written employment or contractual offer; or in the case of intermittent option grants, the option price is set as the 5-day volume weighted average trading price of the Company’s Shares on the TSX prior to the date of grant. The Company is prohibited from, and does not, set prices at a discount to market price on the date of the option grant or backdate options. The Company does not grant or allow the exercise of options during a Company-imposed trading blackout period.

The exercise price of outstanding options may be amended, however, any amendments to exercise price of options requires the written approval of the TSX, and in the case of insiders of the Company, the approval of disinterested (those not affected by the amendment) shareholders.

Blackout Periods

A blackout period is a period in which no employees, officers or directors of the Company are permitted to buy or sell the Company’s securities. During a blackout period, the exercise and granting of stock options is also prohibited. At the discretion of management, the Company can issue blackout periods from time to time or for scheduled events throughout the year, such as the release of interim and annual financial results. The blackout period parameters are detailed in the Policy on Trading in Company Securities, posted on our website.

If an Optionee’s options expire during a blackout, the Optionee has the right to hold and exercise the affected options up to and including 10 business days past the end of the blackout period (this is not considered an extension of the option period). At the end of the 10th day, if the options have not been exercised, they will be considered expired. Optionees whose employment is terminated with cause during a blackout period are not eligible for any option term extension, without the consent of the Board.

Baja Mining Corp.
Information Circular 2011

Treatment of Options on Termination, Death and Retirement

Termination for Cause

If an Optionee ceases to be an Eligible Person as a result of having been dismissed from the Company for cause, all unexercised option rights of that Optionee under the Plan shall immediately terminate and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

Termination Other Than For Cause

Termination other than for cause includes events such as death, resignation, layoffs and retirement. Any Eligible Person other than a director whose employment is terminated other than for cause shall have 90 days in which to exercise any eligible options granted (and vested) to them under the Plan that have not expired. Upon the expiration of such 90 day period, all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan. If an Optionee performs Investor Relations activities for the Company and that person ceases to be employed in providing Investor Relation activities other than for cause, such person will have 30 days from termination of employment (or until the normal expiry date should that date fall before the 30 day period expires) to exercise his/her options. Upon expiration of the 30 day period, all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan. In the case of a director who is an Optionee and ceases to be an Eligible Person for any reason other than as a result of the Optionee’s death, such Optionee shall have the right for a period of 90 days plus one month for each month the Optionee has served as a director of the Company (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be an Eligible Person to exercise the option under the Plan with respect to all Optioned Shares of such Optionee to the extent they were exercisable on the date of ceasing to be an Eligible Person.

Deceased Optionee

In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option with respect to all of the Optioned Shares of the deceased Optionee to the extent they were exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan

Amendments to the Plan

The Board of Directors may from time to time amend or revise the terms of the Plan without further shareholder approval. Without limiting the generality of the foregoing, such amendments or revisions may include:

  the addition of a provision for the cashless exercise of options, or a stock appreciation rights feature;

  amendment of the blackout expiry provisions found in section 6.07;

  amendment of vesting provisions of options granted pursuant to the Plan;

  minor changes of a “housekeeping” nature;

  a change to the termination provisions of options granted under the Plan which does not entail an extension beyond the original expiry date; and

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  changes to the method of how the market value of the securities are determined.

Options Outstanding and Shares Reserved for Issue

As of April 18, 2011, Table 14 below details the number of options granted and available for issuance.

Table 14: Options Outstanding and Shares Reserved for Issue at April 18, 2011

	Option Number	% of Plan	% of Issued and
			Outstanding
Available for issuance under the Plan	33,572,490	100	10.0
Currently reserved for issuance (granted)	25,698,750	76.55	7.7
Remaining/available for grant	7,873,740	23.45	2.3

Table 15 below details the Company's compensation plans under which equity securities are authorized for issuance at December 31, 2010, the end of the Company’s most recently completed fiscal year.

Table 15: Securities Authorized for Issuance Under Equity Compensation Plans at December 31, 2010

Plan Category	Number of Securities to	Weighted-average	Number of securities
	be issued upon exercise	exercise price of	remaining available for
	of outstanding options,	outstanding options,	future issuance under
	warrants and rights	warrants and rights.	equity compensation
	(a)	(b)	plans (excluding securities
reflected in column (a))
(c)
Equity Compensation	25,698,750	$0.83	7,873,740
Plans approved by
shareholders
Equity compensation
plans not approved by	Nil	Nil	Nil
shareholders
Total	25,698,750	$0.83	7,873,740

Compensation Approval Process

In determining and approving the Company’s executives’ compensation packages annually, the CEO recommends compensation packages to the Board’s independent Compensation Committee (the “Committee” for the purpose of this disclosure section). The CEO, with the assistance of the Company’s Human Resources department, analyzes market data; responsibilities of the executive; performance and contribution to the objectives of the Company through the year; and analysis of an executive’s existing compensation package in comparison to others of similar seniority, responsibility and importance in the Company. The CEO presents his recommendations, or those of another senior ranking officer in the case of a conflict, and supporting documentation, to the Committee.

The Compensation Committee uses the data presented, and may consult with an outside compensation consultant to confirm or gain further insight into the market to analyze the compensation packages of the Company’s executive officers against those in similar positions in the Company’s peer group. The CEO’s recommendations are also analyzed individually, as well as in total, to ensure they align with the Company’s overall compensation objectives and corporate goals. Once the Committee’s review of the recommendations is complete, the Committee then makes recommendations to the Board for further review and final approval. This process is illustrated in Figure 1 on page 41.

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This process has been used over the past four years for compensation review, analysis and recommendation. As the Company grows, new procedures and more objective standards and performance evaluations are necessary to ensure equity and appropriateness of awards. An example of this is the Program as detailed on page 36.

Figure 1: Compensation Approval Process

Extended Health Benefits

The Company’s extended health benefits program is in place to support the health and well-being of our employees, as well as that of their dependents. The benefits plans are reviewed annually to ensure the coverage is competitive and appropriate for the number of and evolving needs of our employees and executives. Every employee of the Company is eligible to participate in our extended benefits program and is provided the support necessary in setting up their coverage and making use of the benefits throughout their employment with the Company. The Company benefit plan provides extended health and dental benefits, and insurance in the event of death or disability. Employees are not required to contribute personally to participate in the benefits plan.

Pension Plan

The Company does not currently have a pension plan.

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EXECUTIVE COMPENSATION

Named Executive Officers

The Company’s NEOs are the CEO, CFO and the next three highest paid officers. For the year ended December 31, 2010, the Company’s five NEOs were:

Mr. John Greenslade	President, CEO & Director
Mr. Rowland Wallenius	Chief Financial Officer
Mr. Michael Shaw	Chief Operating Officer/ Vice President Engineering & Construction
Ms. Kendra Low	Vice President Administration & Corporate Secretary
Mr. Tawn Albinson	Managing Director - Mexico

John Greenslade
President, CEO and Director

Mr. Greenslade’s biography can be found on page 18, under Director Nominees.

Rowland Wallenius
Chief Financial Officer

Mr. Wallenius graduated with a Bachelors of Business Administration in Accounting from Simon Fraser University, Burnaby, B.C. (1993) and became a Chartered Accountant in 1996. He worked as a Chartered Accountant for BDO Dunwoody and Collins Barrow in Vancouver, B.C., focusing on public company auditing. In 1997, Mr. Wallenius became corporate controller of a publicly traded waste recycling company, where he remained until 1999 when he joined Planet Earth Recycling Inc. as President and CFO. In both these positions he was responsible for the accounting and regulatory departments and fully involved in equity raises by the companies. From late 2001 to 2005 he provided accounting and consulting services to several private and public corporations including several start-up ventures in which Mr. Wallenius set-up the accounting and internal control systems for public reporting in Canada and the United States. In 2005, Mr. Wallenius joined the resource industry when he became the interim controller of Augusta Resources Corporation, Sargold Resource Corporation and Wildcat Silver Corporation. He continued development of financial and public reporting, assisted in equity raises and the move to the Toronto Stock Exchange. He joined Baja as Controller of the Company, in November 2006 and was promoted to CFO in December 2007.

Mike Shaw
Chief Operating Officer/Vice President – Construction and Engineering

Mr. Shaw graduated from the University of Texas, El Paso with a Bachelor of Science in Chemistry and a Master of Science in Metallurgical Engineering, in 1970 and 1975, respectively. Mr. Shaw has over 38 years experience in the mining and metals industry, with 25 of those years dedicated to project engineering and construction management, mostly in Latin America. He recently worked for Newmont Mining Corporation as Project Director for the Minas Congas Project in northern Peru, a multi-billion dollar semi-grassroots copper gold project. Mr. Shaw also held the title of Regional Director of Projects and was responsible for project execution in Africa. From 1999 to 2005 he held the position of Vice President, Project Manager of Apex Silver Mines Corporation out of Denver, Colorado. Mr. Shaw was responsible for engineering, permitting, construction and startup of the San Cristobal zinc/lead/silver mine project in Bolivia. He participated in the finalization of the feasibility study and then continued on to lead the preparation of basic engineering and permitting for the project. Mr. Shaw has been instrumental in the engineering, construction and startup of numerous copper, gold and nickel projects globally, both as an operator and engineer-constructor from 1969 to present, including the Tiomin Resources, Inc. Cerro Colorado copper deposit in Panama, CODELCO projects in Chile, for Cyprus in Peru, and various projects for Phelps Dodge Corporation. Mr. Shaw also served as Project Manager for Bechtel and Davy McKee (now Aker Kvaerner.)

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Mr. Shaw’s experience in the last 25 years has largely focused on project development throughout Latin America. Mr. Shaw is a member of the SME, MMSA and has been admitted as a professional engineer in California, Arizona and New Mexico.

Kendra Low
Vice President Administration and Corporate Secretary

Ms. Low is completing a Masters in Business Administration (MBA) from UBC (2011) and holds a Bachelor of Human Kinetics (B.H.K) Honors, Minor in Commerce, from UBC (2002). She has been involved with the Company since inception in April 2004 and was Baja’s first employee. Prior to joining the Company, Ms. Low worked for the law firm of Holmes Greenslade, barristers and solicitors, as a legal assistant in corporate securities. She is responsible for the creation and regulation of the Company’s corporate governance structures, policies and mechanisms; corporate communication, conduct and regulatory compliance in both Canada and the United States; board and shareholder meetings and communication; office and personnel management; creation and administration of company policies and procedures; and implementation of corporate-wide management and document retention systems.

Tawn Albinson
Managing Director – Mexico

Mr. Albinson is the Managing Director of Baja’s 100% owned subsidiary Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”). Mr. Albinson, while a United States citizen, has spent his entire mining career in Mexico. He is the legal representative of the Company in Mexico. Mr. Albinson holds both a Bachelor of Science in Geology from Macalester College in Minnesota as well as a Master of Science in Economic Geology from The University of Minnesota. He was previously Exploration Manager of Cia. Minera Minas de San Luis, S.A. de C.V. in Mexico and has run a number of large drilling programs throughout his career. Mr. Albinson also runs a Fluid Inclusion Laboratory in Mexico City providing consulting services to various companies in the mining industry.

Summary Compensation Table

Table 16 below details all annual, cash incentive and long-term compensation to NEOs for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years.

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Table 16: Summary Compensation Table (presented in Canadian dollars)

NEO Name & Principle Position	Year	Annual		Long Term			Other ($)	Total Compensation ($)
		Base ($)	Bonus ($)	Options Awards (#)	Options Modified (#)	Options ($)	All Other Compensation
John Greenslade	2010 2009 2008	[1]377,500 [1]337,000 [1]288,000	[18]750,000 [11]14,583 [5,6]142,500	2,000,000 550,000 400,000	Nil 1,400,000 Nil	1,260,000 [13]406,308 280,000	Nil Nil Nil	2,387,500 757,891 710,500
Rowland Wallenius	2010 2009 2008	219,012 199,165 168,000	[18]150,000 [11]8,452 [5,7]33,750	750,000 100,000 325,000	Nil 700,000 Nil	472,500 [14]144,969 143,000	Nil Nil Nil	841,512 352,586 344,750
Michael Shaw	2010 2009 2008	248,335 [4]191,667 [3]180,000	[18,19]219,167 [12]90,000 [5,8]96,250	800,000 100,000 250,000	Nil 550,000 Nil	504,000 [15]139,123 162,000	Nil Nil Nil	971,502 420,790 438,250
Kendra Low	2010 2009 2008	150,993 128,062 106,250	[18]102,000 [11]5,741 [5,9]22,730	750,000 100,000 375,000	Nil 350,000 Nil	472,500 [16]102,640 165,000	Nil Nil Nil	725,493 236,443 293,980
Tawn Albinson	2010 2009 2008	[2]72,000 [2]72,000 [2]72,000	[18]123,000 [11]8,500 [5,10]26,250	750,000 100,000 Nil	Nil 500,000 Nil	472,500 [17]118,904 Nil	132,000 132,000 132,000	799,500 331,404 230,250

Notes:

1.

Kendron Petroleum Management Corporation (Kendron) is a private British Columbia company, owned by Mr. Greenslade and his wife. With the exception of 2009, Kendron has and continues to provide management services to the Company and a TSX-V listed company. All monies paid to Kendron were utilized to pay its administrative costs and then either held as retained earnings or paid to Greenslade and/or his wife as salary or dividends.

2.	Paid for administrative duties as Managing Director of MMB.
3.	Michael Shaw is a shareholder of Ravenswing, a private company, which, under agreement, received management fees for services performed for the Company. (2010 - $36,668)
4.	In January 2009, Michael Shaw became a full time employee of Costeros (a 70% owned Mexican service subsidiary of the Company). (2010 - $211,667)
5.

The bonus compensation noted was awarded on January 30, 2008 in conjunction with construction financing of the Boleo Project. 100% payment of the bonus was contingent on construction financing closing by October 31, 2008 and as construction financing did not close but a portion of the financing was arranged and secured, only 25% of the DFS and construction financing bonuses were paid. The remaining 75% of the unpaid bonus has been terminated as conditions to payment were not met by October 31, 2008.The balance of the bonus noted was a performance bonus paid in December 2008.

6.	25% of DFS and Financing Bonuses = $112,250; December 2008 performance bonus = $12,000.
7.	25% of DFS and Financing Bonuses = $26,250; December 2008 performance bonus = $7,500.
8.	25% of DFS and Financing Bonuses = $6,250; balance of bonus is contractual yearly bonus of $90,000.
9.	25% of DFS and Financing Bonuses = $17,938; December 2008 performance bonus = $4,792
10.	25% of DFS and Financing Bonuses = $17,750; December 2008 performance bonus = $8,500
11.	Performance bonus paid in December 2009.
12.	Contractual yearly bonus, which concluded September 1, 2010 as a new contract was executed.
13.

This amount includes the sum of the dollar values of the options noted in the “Option Awards (#)” ($166,721) and the options noted in “Options Modified (#)” ($239,587). Both of these were determined using Black Scholes calculations and does not represent cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the optionee, but is merely one indication of the potential worth of these options which was based on the Black Scholes calculations.

14.

This amount includes the sum of the dollar values of the options noted in the “Option Awards (#)” ($30,312) and the options noted in “Options Modified (#)” ($114,657). Both of these were determined using Black Scholes calculations and does not represent cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the optionee, but is merely one indication of the potential worth of these options which was based on the Black Scholes calculations.

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15.

This amount includes the sum of the dollar values of the options noted in the “Option Awards (#)” ($26,102) and the options noted in “Options Modified (#)” ($113,021). Both of these were determined using Black Scholes calculations and does not represent cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the optionee, but is merely one indication of the potential worth of these options which was based on the Black Scholes calculations.

16.

This amount includes the sum of the dollar values of the options noted in the “Option Awards (#)” ($30,312) and the options noted in “Options Modified (#)” ($88,592). Both of these were determined using Black Scholes calculations and does not represent cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the optionee, but is merely one indication of the potential worth of these options which was based on the Black Scholes calculations.

17.

This amount includes the sum of the dollar values of the options noted in the “Option Awards (#)” ($30,312) and the options noted in “Options Modified (#)” ($72,328). Both of these were determined using Black Scholes calculations and does not represent cash received by the individual during the course of the year due to any exercises, nor is this figure a cash bonus. This dollar amount has not been received by the optionee, but is merely one indication of the potential worth of these options which was based on the Black Scholes calculations.

18.	This bonus was paid in November 2010 upon completion of construction financing for the Boleo project in excess of US$1.1 billion.
19.	A portion of this bonus ($69,167) was a contractual bonus in the contract of Ravenswing.

Bonuses in 2008, 2009 and 2010

The Compensation Committee and Board approved a bonus for substantial progress made on the completion of the Company’s construction financing efforts in 2008. Payment in full of the 2008 bonus was contingent upon completion of the construction financing package for the Boleo Project. In August 2008, having completed a minority partnership arrangement with a Consortium of Korean companies and arranging credit approved mandate letters from two senior lending institutions, as well as completing a $45 million equity financing, the Board of Baja approved the payment of 25% of both the DFS and construction financing bonuses. The remaining 75% of each bonus was only payable provided all conditions precedent was met by October 31, 2008. As the global economy began to unravel, the Company could not complete the financing packages that had been arranged over the preceding 18 months and as such, on October 31, 2008, the balance of the DFS and construction financing bonuses that had been approved by the Board expired.

In December of both 2008 and 2009, the Company rewarded the annual performance of its employees and officers by paying performance bonus awards equal to one half months salary. The milestones reached, and the contributions by all employees and officers in each of 2008 and 2009 were significant and rewarded at the end of each year.

In June 2010, the Company implemented an annual incentive bonus program, the Program, as discussed on page 36 above. In addition, given the extraordinary efforts of our employees to secure over US$1 Billion in construction financing for the Boleo project, in July 2010, the Board of Directors approved bonuses to employees, provided certain conditions precedent were met by December 31, 2010. With the execution of certain contracts required under the Company’s loan agreements, completion of debt financing facilities amounting to US$853 million and the closing of an equity offering providing Cdn$184 million, such conditions precedent were met on November 23, 2010 and bonuses were paid accordingly. Bonuses paid to the Company’s NEO’s can be found in Table 16 on page 44.

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Incentive Plan Awards

Option-based and Share-based Awards

Table 17: Option based and Share-based Awards to NEO’s as at December 31, 2010

Name of NEO	Option based Awards
	Number of Securities underlying unexercised options (#)				Option Exercise Price ($)	Option Grant Date	Option Exercise Date	Value of vested unexercised in-the- money options ($)
	Total (#)	Number Vested (total) (#)	Number vested in 2010 (#)	Value of Options vested in 2010 ($)
John Greenslade	700,000	700,000	Nil	Nil	0.40	July 26, 2006	July 26, 2011	511,000
	400,000	400,000	100,000	34,000	0.40	May 16, 2008	May 16, 2013	292,000
	550,000	412,500	275000	105,875	0.57	May 15, 2009	May 15, 2014	231,000
	2,000,000	Nil		Nil	1.17	Nov. 25, 2010	Nov. 25, 2015	Nil
Rowland Wallenius	500,000	500,000	Nil	Nil	0.40	Oct. 25, 2006	Oct. 25, 2011	365,000
	200,000	200,000	100,000	40,500	0.40	July 10, 2008	July 10, 2013	146,000
	125,000	125,000	62,500	32,223	0.40	Nov.19, 2008	Nov. 19, 2013	91,250
	100,000 750,000	75,000 Nil	50,000 Nil	19,250 Nil	0.57 1.17	May 15, 2009 Nov. 25, 2010	May 15, 2014 Nov. 25, 2015	42,000 Nil
Michael Shaw	300,000	300,000	Nil	Nil	0.40	Aug. 17, 2007	Aug. 17, 2012	219,000
	50,000	50,000	12,500	4,250	0.40	May 16, 2008	May 16, 2013	36,500
	200,000	200,000	100,000	40,500	0.40	July 10, 2008	July 10, 2013	146,000
	50,000	37,500	25,000	16,000	0.40	April 2, 2009	April 2, 2014	27,375
	50,000 50,000 750,000	37,500 12,500 Nil	25,000 12,500 Nil	9,625 750 Nil	0.57 0.76 1.17	May 15, 2009 March 5, 2010 Nov. 25, 2010	May 15, 2014 March 5, 2015 Nov. 25, 2015	21,000 3,875 Nil
Kendra Low	100,000 250,000 100,000 100,000 750,000	100,000 250,000 100,000 75,000 Nil	Nil 125,000 25,000 50,000 Nil	Nil 50,625 25,750 19,250 Nil	0.40 0.40 0.40 0.57 1.17	Nov. 27, 2006 July 10, 2008 Nov. 19, 2008 May 15, 2009 Nov. 25, 2010	Nov. 27, 2011 July 10, 2013 Nov. 19, 2013 May 15, 2013 Nov. 25, 2015	73,000 182,500 73,000 42,000 Nil
Tawn Albinson	300,000	300,000	Nil	Nil	0.40	July 26, 2006	July 26, 2011	219,000
	200,000	200,000	Nil	Nil	0.40	April 17, 2007	April 17, 2012	146,000
	100,000 750,000	75,000 Nil	50,000 Nil	19,250 Nil	0.57 1.17	May 15, 2009 Nov. 25, 2010	May 15, 2014 Nov. 25, 2015	42,000 Nil

Notes:

  The market price at close-of-market on December 31, 2010 was $1.13.

  The Company has never issued any share-based awards.

  From the date of grant, options vest 25% every 6 months and are considered fully vested on the 2 year anniversary of the grant date.

  The value of options vested in the fiscal year ended December 31, 2010 is calculated as if options had been exercised on their vest date in 2010 based on market price on the vest date of the options.

  The value of vested unexercised in-the-money options is calculated based on the close of market price on December 31, 2010 of $1.13.

All Other Compensation

The Company does not generally give perquisites or other forms of compensation, other than what is described under Key Elements of Compensation on page 35.

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Performance Graph

The following information and Figures compares the Company’s Share price (Figure 2) performance had CDN$100 been invested in the Company on December 31, 2005 with the performance of the S&P/TSX Composite Index and the S&P/TSX Venture Composite Index over the past five years.

Figure 2: Performance of Shares

The trend in the above performance graphs indicates that while the performance of the Company’s Shares had fallen in 2008, so too had the overall market’s performance. While Baja’s stock was (in 2008) on a steady decline, this had not been consistent with the performance of and milestones reached by the Company and/or its senior management during that year. As noted in the section entitled, Bonuses in 2008, 2009 and 2010 on page 45, there have been many milestones attained over the past few years. During 2009, the Company’s stock performance bettered and appreciation in the Share price was seen. This is consistent with a marginal recovery made by the market as a whole. In 2010, we continued our recovery and Share price appreciation correlated with completion of our debt facilities, a major milestone in the Company’s development. Compensation of executive officers was held constant through construction financing, with the exception of the payment of a portion of bonuses (as described earlier). Upon completion of financing, remuneration to both directors and officers was reviewed and increased to correspond with market and with the execution of a major milestone in the Company’s development. We continue to work towards first copper production at Boleo in early 2013.

Termination Arrangements

The Company has no formal termination arrangements in place, other than those set forth in the Company’s Plan, with respect to stock options granted to Eligible Persons in the Company. Circumstances surrounding the termination of employment are individual and are dealt with according to Canadian Labour Law and the BC Employment Standards Act, as well as taking into consideration all pertinent employment information of the individual.

Change of Control Provisions

The Company has no compensation plan or arrangement with respect to the NEOs, other than the exceptions noted below, in the event of:

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  the resignation, retirement or any other termination of any NEOs employment with the Company, or in the event of a change of control of the Company or its subsidiaries, or in the event of a change in the NEOs following a change in control, where in respect of the NEO, the value of such compensation exceeds $100,000.

The exceptions to this are:

1.

The contract of Kendron Petroleum Management, in which Mr. Greenslade, President, CEO and Director of the Company, is a shareholder, which provides that in the event of a change of control, two years remuneration ($900,000) will be provided as severance;

2.	The contract of Rowland Wallenius, CFO of the Company, which provides that in the event of a change of control, two years salary ($550,000) will be provided as severance;

3.

The contract of Ravens Wing, in which Michael Shaw, COO and Vice President - Construction and Engineering of the Company, is a shareholder, which provides that in the event of a change of control, two year’s salary ($660,000) will be provided as severance.

4.

The contract of Kendra Low, Vice President Administration and Corporate Secretary of the Company, which provides that in the event of a change of control, two years salary ($400,000) will be provided as severance.

The following estimates the payment the NEOs of the Company would have been entitled to had a change of control happened on December 31, 2010.

Table 18: Estimated Payments Upon A Change of Control

NEO	Base Salary	Change of Control	Other payable	Total Obligation
		Provision	annual contractual
			incentives
John Greenslade	$470,000	$940,000	$360,000	$1,300,000
Rowland Wallenius	$275,000	$550,000	$165,000	$715,000
Michael Shaw	$330,000	$660,000	$247,000	$907,000
Kendra Low	$200,000	$400,000	$165,000	$565,000

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CORPORATE GOVERNANCE

Baja complies with the corporate governance rules as set forth by the Canadian Securities Administrators and the SEC.

As per National Instrument 58-101, Baja is pleased to provide shareholders with a synopsis of its corporate governance practices.

Board of Directors

Please see disclosure for each of these important sections on the following pages:

Matter	Section heading	Page Number
Independent Directors	Independence of Directors	24
Non-independent Directors	Independence of Directors	24
Other Directorships	Other Public Company Directorships	22
	and Committee Appointments
Meetings of Independent Directors	Meeting Attendance	24
Independence of Chair of the Board	Chair of the Board	24
Meeting Attendance	Meeting Attendance	24

Board Mandate

Please see Schedule “B” beginning on page 58 for the full text of the Board Mandate approved by Directors on December 15, 2008 and was last reviewed and re-approved on March 24, 2011.

Position Descriptions

The Board has developed position descriptions for the following Board and/or Executive Committee positions:

  Chair of the Board

  Chair of the Audit Committee

  Chair of the Compensation Committee

  Chair of the NCG Committee

Position descriptions are reviewed and approved annually. The full text of the descriptions for each of the respective positions noted above can be found on our website.

The Board has an approved written position description for the CEO. The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals. While the Board is responsible to oversee the management of the business of the Company, the CEO is responsible for the executive leadership, day-to-day decision making, and operational management of the Company. The CEO position description is reviewed and approved annually.

Orientation and Continuing Education

New Director Orientation

On January 28, 2011, Wolf Seidler was the first new director to be on-boarded since 2005 when Ross Glanville was appointed to the Board. All directors will receive the terms of reference, policies, calendar of events and meetings for the Board and the Committees, position descriptions for the Chair, Committee Chairs and individual directors and other relevant corporate and business information. When new directors are appointed, they will meet with the President, the Chair of the Board and the Corporate Secretary to understand how the Board and its committees operate and what is expected in order fulfill their obligations and duties as a director of Baja. A full review of the Company’s corporate governance policies and procedures was undertaken by the corporate Secretary of the Company in January 2011 and from such review, the on-boarding process is currently being updated.

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Directors Education

Please see Director Education on page 25.

Ethical Business Conduct

Code of Ethics and Policies

The Baja Mining Code of Business Conduct and Ethics (the “Code”) sets forth the standards of integrity, honor and ethical conduct that the Board and Management of the Company expect of all directors, officers, employee, contractors and consultants (“Employees”) of the Company and all subsidiaries.

The Code was established to:

  Promote honest and ethical conduct

  Promote avoidance of conflicts of interest between personal and professional relationships

  Promote compliance with applicable governmental laws, rules and regulations

  Promote accountability for adherence to the Code

  Provide guidance to Employees to help them recognize and deal with ethical issues; and

  Help foster a culture of honesty and accountability for the Company.

Every new Employee is required to read and sign a copy of the Code upon joining the Company and on an annual basis. Signature indicates an Employee has understood the Code and agrees to abide by it during their relationship with the Company. The Code is reviewed on an annual basis by the Audit Committee, Nominating and Corporate Governance Committee and the Board.

The Board has approved the following Corporate Policies (the “Policies”) to complement or supplement the Code:

  Whistleblower Policy;

  Policy on Trading in Company Securities; and

  Communication and Corporate Disclosure Policy

The Company has made a contact number and email for the Chair of the Audit Committee and the CFO available for employees to use to report violations of the Code in a confidential and safe manner. Any reports of misconduct under the Code would ultimately be communicated to the Audit Committee. The Board is not aware of any waivers or instances of unethical conduct of any Employees under the Code in the preceding year and as such no material change reports to that effect have been filed. The Chair of the Audit Committee would report to the Independent Auditors regarding any known or suspected fraudulent activities of any employees, officers or directors of the Company.

The Policies have been disseminated throughout the organization and employees have certified their receipt and understanding of each of them. Management applies the highest standard of ethical behavior and sets the tone from the top for a culture of ethical business conduct.

A copy of the Policies is available on Baja’s website. The Code is reviewed a minimum once annually to ensure it continues to meet the highest regulatory standards, as well as to take into consideration the changing business environment of the Company. The goal of the Board and the Company is to ensure all employees are both aware and in understanding of the Code, it’s seriousness and their responsibilities under the Code. Any and all updates to the Policies will be posted to the website in a timely manner.

Baja Mining Corp.
Information Circular 2011

Directors Material Interests

Directors are required to disclose any actual or potential conflicts of interest. In addition, directors that have an interest in a matter coming before the Board declare that interest and abstain from voting on the matter. Directors are also able to request in-camera sessions to discuss such matters without the presence of the interested director or executive officer and, if necessary, the Board is able to convene a special adhoc committee composed of disinterested directors to consider the applicable issue. The Board is also able to engage outside advisors at the Company’s expense to assist directors in discharging their responsibility to exercise independent judgment.

Nomination of Directors

The Board, either on its own or through the NCG Committee, considers the skills and attributes that would be required of a new director. The Board has created a Matrix of Competencies that identifies current directors’ strengths and weaknesses in ten different areas of skill and competency and allows the Board to evaluate what competency areas are lacking or could be better represented on the Board. The Matrix is currently being reviewed and updated given the new phase of development of the Boleo project and the changing requirements of the Company with respect to Board leadership and qualifications.

NCG Committee

The NCG Committee of the Board is composed entirely of independent directors (see NCG Committee Report, page 33). The NCG Committee has primary responsibility for the search for, and recommendation of, candidates for election to the Board and seeks to select, as noted above, well-qualified candidates with a diversity of background, experience and geographic location to maintain a well-balanced and highly competent group of directors with the ability to act together effectively. In particular, the responsibilities of the NCG Committee include identifying individuals qualified to become new Board members and recommending to the Board nominees to the Board; implementing orientation and education programs for new members of the Board and implementing procedures for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company’s directors. This committee is also responsible for overseeing corporate governance matters of Baja and works closely with Baja’s Corporate Secretary to ensure all regulatory standards and securities commission policies are met or exceeded.

The full text of this committee’s charter, which sets forth the duties and responsibilities of this committee, can be found on the Company’s website under: About Us/Governance.

Compensation

Please see, Compensation Approval Process on page 40 for information relating to the process of determining compensation for officers and directors of Baja and Compensation Committee Report on page 32 for further information pertaining to this independent executive committee of the Board.

Board Evaluations

The Board of Directors of Baja undertook an inaugural comprehensive board evaluation in February 2009. Responses were collected using a secure online survey tool and all directors completed the surveys and submitted responses. The 2010 board evaluation was undertaken in first quarter 2010 and results were reviewed and discussed at the Board’s scheduled year-end wrap up meeting in March 2010. Results are used to better understand where directors believe improvements could be made to increase the functioning and oversight role of the Board.

Baja Mining Corp.
Information Circular 2011

Management Supervision by the Board

The CEO and CFO report upon the operations of the Company separately to the independent directors of the Board of Directors annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented through the CEO on the Board of Directors. John Greenslade is the sole management representative on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management Further supervision is performed through the Audit Committee which is composed of entirely independent directors who meet with the Company's auditors without management being in attendance.

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Baja Mining Corp.
Information Circular 2011

SCHEDULE “A”: RIGHTS PLAN RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1.	The Company’s Shareholder Rights Plan, as described in the Circular, be and is hereby ratified, approved and confirmed.

2.

Any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to execute and deliver such documents and instruments and take all such other actions as such director or officer may determine necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents and instruments or the taking of such actions.

Baja Mining Corp.
Information Circular 2011

APPENDIX “1”: DESCRIPTION OF RIGHTS PLAN

The following is a summary of the features of the Rights Plan as it applies to the Corporation. The summary is qualified in its entirety by the full text of the Rights Plan, a copy of which is available on request from the Secretary of the Company as described in the Circular and is also available on SEDAR at www.sedar.com. All capitalized terms used in this summary without definition have the meanings attributed to them in the Rights Plan unless otherwise indicated.

Issuance of Rights

Pursuant to the Rights Plan, one Right has been issued and has attached to each Common Share of the Company outstanding as of 5:00 p.m. (Toronto time) on April 22, 2011, the date of implementation of the Company's Rights Plan, and one Right will continue to be issued in respect of each Common Share issued thereafter prior to the earlier of the Separation Time and the Expiration Time.

Each Right entitles the holder thereof to purchase from the Company one Common Share at the exercise price equal to Cdn$20.00 per Common Share, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). The Rights are not exercisable until the Separation Time. If a Flip-in Event (defined below) occurs, each Right will entitle the registered holder to receive, upon payment of the Exercise Price, that number of Common Shares of the Company, having an aggregate Market Price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price.

Trading of Rights

Until the occurrence of certain specific events, the Rights will trade with the Common Shares of the Company and not be represented by any certificates for such Common Shares. The Rights will separate and trade separately from the Common Shares to which they are attached and will become exercisable from and after the Separation Time.

Separation Time

The Separation Time will occur on the tenth Business Day after the earliest of: (a) the date of public announcement by the Company or an Acquiring Person (defined below) of facts indicating that a person has become an Acquiring Person, (b) the date that any person commences or announces an intention to commence a Take-over Bid, and (c) the date on which a Permitted Bid; or in each case a Competing Bid ceases to qualify as such, or such later date as the Board of Directors may determine.

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares. Excluded from the definition of “Acquiring Person” are the Company and its Subsidiaries, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of Corporate Acquisitions, Permitted Bid Acquisitions, Corporate Distributions, Exempt Acquisitions, or Convertible Security Acquisitions. The definitions of “Corporate Acquisitions”, “Permitted Bid Acquisitions”, “Corporate Distributions”, “Exempt Acquisitions”, or “Convertible Security Acquisitions” are set out in the Rights Plan. However, in general:

(a)

a “Corporate Acquisition” means an acquisition by the Company or a Subsidiary of the Company or the redemption by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person;

(b)	a “Permitted Bid Acquisition” means a share acquisition made pursuant to a Permitted Bid or a Competing Bid;

Baja Mining Corp.
Information Circular 2011

(c)

a “Corporate Distribution” means an acquisition as a result of: (i) a stock dividend or a stock split or other event pursuant to which a Person receives or acquires Voting Shares or Convertible Securities on the same pro rata basis as all other holders of Voting Shares of the same class; or (ii) any other event pursuant to which all holders of Voting Shares are entitled to receive Voting Shares or Convertible Securities on a pro rata basis;

(d)

an “Exempt Acquisition” means an acquisition of Voting Shares or Convertible Securities: (i) in respect of which the Directors have waived the application of the Flip-in Event provisions of the Rights Plan; (ii) which was made on or prior to the Record Time; (iii) which was made pursuant to a dividend reinvestment plan of the Company or other similar share purchase plan made available by the Company to the holders of Voting Shares generally; (iv) pursuant to a distribution to the public by the Company of Voting Shares or Convertible Securities made pursuant to a prospectus provided that the Person in question does not thereby acquire a greater percentage of Voting Shares or Convertible Securities representing the right to acquire Voting Shares than the percentage of Voting Shares such Person Beneficially Owned immediately prior to such acquisition; or (v) pursuant to or in connection with an issuance and sale by the Company of Voting Shares or Convertible Securities by way of a private placement by the Company, provided that (x) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals, and (y) the purchaser does not become the Beneficial Owner of a number of Voting Shares that is more than 25% of the Voting Shares issued and outstanding immediately prior to the private placement (and in making this determination, the securities to be issued to such purchaser on the private placement shall be deemed to be held by such purchaser but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the private placement); and

(e)

a “Convertible Security Acquisition” means the acquisition of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Corporate Distribution.

Also excluded from the definition of Acquiring Person are underwriters or members of a banking or selling group acting in connection with a distribution of securities, and a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company as at the Record Time, provided, however, that this exception ceases to be applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than pursuant to a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition.

In addition, for purposes of determining whether a Flip in Event has occurred, generally, a Person (including a trust company) who is engaged in the business of managing investment funds for others and, as part of such Person's duties for fully managed accounts, holds or exercises voting or dispositive power over Voting Shares in the ordinary course of business, would not, by reason thereof, be considered to be the beneficial owner of such Voting Shares. Exemptions are also provided for Crown agents and statutory or other registered pension plans or funds. In each case, the exemption ceases to apply in the event that the exempt person is making a Take-over Bid (other than ordinary course market transactions or a distribution by the Company from treasury).

Flip-in Event

If a transaction occurs prior to the Expiration Time pursuant to which any Person becomes an Acquiring Person (a “Flip-in Event”), then the Company must ensure, within 10 trading days of such occurrence or such longer period as may be necessary, that each Right (except for Rights Beneficially Owned by the bidder, its Affiliates or Associates and/or persons acting jointly or in concert with the foregoing) shall thereafter constitute the right to purchase from the Company that number of Common Shares of the Company having an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (subject to anti-dilution adjustments).

Baja Mining Corp.
Information Circular 2011

Permitted Bid

A Permitted Bid is a Take-over Bid where the bid is made by way of a Take-over Bid circular and is a bid that complies with the following: (A) the Take-over Bid must be made to all Shareholders other than the bidder; and (B) (i) the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid circular is sent to Shareholders, and (ii) then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes Shareholders other than the bidder, its Affiliates or Associates and/or persons acting jointly or in concert with the foregoing), have been deposited or tendered pursuant to the Take-over Bid and not withdrawn.

Competing Bid

A Competing Bid is a Take-over Bid that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid the time period for any take up and payment of Common Shares tendered under a Competing Bid is not 60 days, but is instead no earlier than the later of 35 days after the date of announcement of such Competing Bid and the earliest date for take up and payment of Common Shares under any other Competing Bid then in existence. The requirements of a Permitted Bid and a Competing Bid enable Shareholders to decide whether the Take-over Bid or any Competing Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed.

Permitted Lock-Up Agreement

The Rights Plan contains an exemption for “Permitted Lock-Up Agreements”, where the agreement, among other things: (a) permits the locked-up person to withdraw Voting Shares from the lock-up bid to tender to another bid that provides greater value, or if another bid is an offer for a greater number of Voting Shares (in both instances, the maximum hurdle rate is 7%), and (b) provides for no break-up fees or similar fees payable to the locked-up person that are greater than: (i) the cash equivalent of 2.5% of the price or value payable to the locked-up shareholder under the lock-up bid; and (ii) 50% of the difference in value payable to the locked-up person between the lock-up bid and the other bid.

Redemption

Prior to the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors, with the prior consent of the Shareholders, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of Cdn$0.00001 (subject to anti-dilution adjustments) per Right.

Waiver

Prior to the occurrence of a Flip-in Event, the Board of Directors may waive the application of the Rights Plan to a Take-over Bid that is not a Permitted Bid and that is made to all shareholders, but if it does so then it will be deemed to have waived the application of the Rights Plan to all similar bids made prior to the expiry of any bid for which such a waiver was granted.

In addition, subject to the prior consent of the shareholders, prior to the occurrence of a Flip-in Event, the Board of Directors may waive the application of the Rights Plan if such Flip-in Event would occur by reason of an acquisition of Voting Shares other than pursuant to a take-over bid.

Baja Mining Corp.
Information Circular 2011

The Board of Directors may also waive the application of the Rights Plan in the event that the Board of Directors determines that a person became an Acquiring Person by inadvertence and without any intention to do so, provided such person reduces its beneficial ownership of Voting Shares within 30 days after the Board of Directors’ determination. The Board of Directors may also waive the application of the Rights Plan in the event of a deliberate acquisition that would trigger the Rights Plan, but only if the Acquiring Person has reduced its beneficial ownership or has entered into an agreement to do so within 15 days so that it is no longer an Acquiring Person (or such earlier or later date as the Board of Directors may determine).

Term of the Rights Plan

If the Rights Plan is ratified by shareholders at the Meeting, the Rights Plan will expire at the termination of the Company's annual meeting in 2014, unless earlier terminated or unless extended upon reconfirmation by shareholders at that meeting. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual meeting of the Company thereafter.

Amending Power

Prior to the 2011 shareholders’ meeting, the Board may amend or supplement the Rights Plan without the approval of shareholders. Following the receipt of shareholder approval, the Board may amend the Rights Plan without the approval of shareholders only to correct typographical errors or to maintain the validity of the Rights Plan as a result of a change in, or in the interpretation of, any applicable laws. Following the Separation Time, the Board may amend, vary or rescind the Rights Plan only with the approval of Rights holders.

Rights Agent

Computershare Investor Services Inc.

Rightsholder not a Shareholder

Until a Right is exercised, the holders thereof, as such, will have no rights as a shareholder of the Company.

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Baja Mining Corp.
Information Circular 2011

SCHEDULE “B”: BOARD MANDATE

1.0	Introduction

The Board of Directors (the "Board") of Baja Mining Corp. (the "Company") is responsible for the stewardship of the Company and supervising the management of its business and affairs. The Board shall review, discuss and approve various matters relating to the strategic direction, business, operations and organizational structure of the Company, with a view to the best interests of the Company.

2.0	Board Composition

The Board shall be composed of directors (“Directors”) elected by shareholders of the Company at the Annual Meeting of shareholders and Directors appointed by the Board between Annual Meetings in accordance with applicable law.

The Board of Directors supervises management, and in that regard the independent directors provide an important function. The Board will be comprised of a majority of independent directors.

“Independence” is defined as set forth in National Instrument 52-110.

The composition of the Board, including the qualifications of its members, shall comply with all other applicable requirements of corporate legislation, the stock exchanges (the “Exchange(s)”) on which the Company’s securities are listed and securities regulatory authorities, as adopted or amended and in force from time to time.

The Board will annually appoint an independent director as Chairperson of the Board.

3.0	Executive Board Committees

The Board may constitute such committees (the “Committees”) as it deems necessary or desirable from time to time, including:

  an Audit Committee,

  a Nominating and Corporate Governance Committee (“NCG Committee”); and

  a Compensation Committee

With respect to the Committees, the Board may:

a)

Delegate to the Committees matters for which the Board is responsible, to the extent such delegation is permitted by law. Notwithstanding the delegation of any of its responsibilities to a Committee, the Board retains its oversight function and ultimate responsibility for all delegated matters. All matters recommended by individual committees only take full force and effect once reviewed and approved by the Board.

b)	Appoint only independent directors to each of the Committees of the Board.

c)	In the case of the Audit Committee, appoint only independent directors who are, also financially literate to serve as members and/or the chairperson of the Committee.

d)	Re-appoint Committee members on an annual basis.

e)	Ratify each Committee’s selection and appointment of Committee Chair annually.

Baja Mining Corp.
Information Circular 2011

f)	Adopt written charters for each of the Committees, setting out the responsibilities of the Board that are delegated to the Committees.

g)

Review and approve each Committee charter annually. In advance of the annual Board approval of individual Committee charters, each Committee is responsible for reviewing its respective charter and recommending any changes to the Board for final approval.

h)	Determine and re-evaluate, from time to time, the compensation of Committee members and each Committee Chair, taking into account recommendations from the Compensation Committee.

4.0	Specific Board Duties

There are specific roles and responsibilities that must be carried out by the Board in order to ensure the stewardship of the Company in a profitable, sustainable and responsible manner.

In order to carry out its fiduciary duty, as well as its duty of care and loyalty to the Company and its shareholders, the members of the Board will do the following:

4.1	Leadership

a)	Provide leadership in setting and upholding the mission, vision, principles and values of the Company, in conjunction with the Chief Executive Officer (CEO).

b)	Provide leadership and vision in the supervision of management of the Company.

4.2	Board Meetings

a)

Meet a minimum of four times per year and as many additional times per year as necessary in order to carry out its duties effectively. Attendance via conference call is considered full and effective attendance at Board meetings.

b)	Meet in separate, independent and non-management in-camera sessions via meetings of the fully independent committees.

c)	Meet in separate, non-management in-camera sessions at a minimum of two regularly scheduled meetings.

d)

Meet in separate, non-management, in-camera sessions with any internal personnel or outside advisors, as deemed necessary and appropriate, in order to make informed decisions and carry out their duties.

e)	Attend at least 80% of the scheduled Board meetings held each year.

f)

Review meeting materials and supporting documents pertaining to agenda items prior to regularly scheduled Board meetings in order to be informed on relevant topics and participate in and contribute to discussions.

4.3	Meeting Documentation

a)

Produce minutes for each of its meetings, including meetings of each of the independent Committees of the Board, within 15 business days, following each meeting. Minutes (with appropriate amendments, as agreed to by those in attendance) must be adopted and approved by resolution at the subsequent scheduled Board, or if appropriate, Committee, meeting. The Board may appoint a non-board member as recording secretary at board meetings and committee meetings. Any resolutions passed during in-camera sessions must be recorded. The Chairperson and Recording Secretary are responsible for sign-off of Board meeting minutes.

Baja Mining Corp.
Information Circular 2011

4.4	Chief Executive Officer (CEO)

a)	Select, appoint, evaluate and, if necessary, terminate, the CEO.

b)	Receive, review and take appropriate action on recommendations from the Compensation Committee regarding compensation and bonuses for the CEO.

c)	Assist in the development of and, approve on an annual basis, the corporate objectives that the CEO is responsible for meeting, and assess the CEO annually against those objectives.

4.5	Board Chair

a)	Annually appoint an independent director as Chairperson of the Board.

4.6	Strategic Planning

a)

Adopt a strategic planning process and approve (at least annually) a strategic plan developed and proposed by management (with appropriate amendments requested by the Board) which takes into account the business opportunities and business risks of the Company.

b)	Monitor performance against the Strategic Plan.

c)

Review with management, from time to time, the strategic planning environment, the emergence of new opportunities and risks, and the implications of the foregoing for the strategic direction of the Company.

4.7	Annual Capital & Operating Plans

a)

At least annually, approve an Annual Capital Expenditure & Operating Plan for the Company, which includes business plans, construction and operational requirements, organizational structure, staffing, budgets and expenditure plans.

4.8	Risk Management

a)	Identify the principal business risks of the Company and ensure that there are appropriate systems put in place and actions taken to manage these risks.

b)	Oversee the management of environmental risks and practices, charitable activities, and other social responsibility matters.

4.9	Integrity and Ethical Conduct

a)	Satisfy itself, to the extent feasible, as to the integrity of the CEO and other officers, and that the CEO and other officers create a culture of integrity throughout the organization.

b)	Provide leadership and support to the Company with respect to its Social and Environmental Responsibility.

Baja Mining Corp.
Information Circular 2011

c)

Ensure the implementation of appropriate environmental stewardship and health and safety management systems that are sufficient, within the norms and practices of the mining industry, to ensure compliance with applicable laws and policies of the Company;

d)	Ensure policies and procedures to maintain internal control over financial reporting are in place.

e)	Ensure policies and procedures designed to maintain appropriate and effective audit and accounting practices are in place.

f)

Ensure appropriate standards of corporate conduct (including adopting a Code of Business Conduct and Ethics (the “Code”) designed to promote integrity and deter wrongdoing) that is applicable to all directors, officers and employees, and addresses, among other things: (i) conflicts of interest; (ii) protection and proper use of corporate assets and opportunities; (iii) confidentiality of corporate information; (iv) fair dealing with the Company’s security holders, customers, suppliers, competitors and employees; (v) compliance with laws, rules and regulations; and (vi) reporting of any illegal or unethical behavior.

g)	Foster ethical and responsible decision making by management and set the ethical tone for the Company, management and all employees.

h)

Monitor compliance with the Code and grant any waivers from the Code for the benefit of directors or officers of the Company in accordance with the applicable requirements of securities regulatory authorities or the stock exchanges on which the Company’s securities are listed, as adopted or amended and in force from time to time.

i)	Respond as necessary to any violations of any of the Company’s codes, charters or policies and take all steps necessary to resolve potential conflict of interest situations.

4.10	Communication, Disclosure and Compliance

a)

Adopt a Communication and Corporate Disclosure Policy for the Company to ensure there are policies and procedures in place to maintain the integrity of the Company’s internal disclosure controls and procedures and external communication and disclosure controls. The policy or policies will: mandate activities relating to timely public disclosure; ensure all material information is properly gathered and reviewed; and monitor and evaluate compliance with, and the effectiveness of, such controls and procedures.

b)	Annually review the Communication and Corporate Disclosure Policy, and consider any recommended changes.

c)	Adopt a process for shareholders and other interested parties to communicate directly with the Board or the independent directors, as appropriate.

4.11	Governance

a)	With the NCG Committee, develop the Company’s approach to corporate governance.

b)	Once or more annually, and with the recommendation of the NCG Committee, receive for consideration any recommended amendments to:
i.	Board Mandate;
ii.	Chair of the Board Position Description;
iii.	Audit Committee Charter;
iv.	Audit Committee Chair Position Description;

Baja Mining Corp.
Information Circular 2011

v.	Compensation Committee Charter;
vi.	Compensation Committee Chair Position Description;
vii.	NCG Committee Charter;
viii.	NCG Committee Chair Position Description;
ix.	CEO Position Description;
x.	CFO Position Description; and
xi.	Corporate Secretary Position Description.

c)	With the NCG Committee, ensure the Company’s governance practices are appropriately disclosed.

d)	At the recommendation of the NCG Committee, annually determine those individual directors proposed to be nominated for election at the next annual general meeting of shareholders.

e)	At the recommendation of the NCG Committee, annually determine each individual director’s status as independent or not-independent, and ensure adequate and correct disclosure is made.

f)	At the recommendation of the NCG Committee, evaluate the relevant relationships of each independent director and determine if such relationship precludes a director from being independent;

g)

At the recommendation of the NCG Committee, analyse, review, and appropriately disclose the competencies of each director of the Company, including the designation as a “financially literate” person for the purpose of the Audit Committee as set forth under applicable laws and regulations.

h)

At the recommendation of the NCG Committee, and with respect to nominating or corporate governance matters, or in relation to any written and approved company policies, discuss, review and act upon matters brought to the attention of the Board in a timely manner.

4.12	Delegations & Approval Authorities

a)

Review and approve financings, acquisitions, dispositions, investments and other transactions that are not in the ordinary course of business or involve revenues, expenditures or other amounts that are in excess of the limits prescribed from time to time by the Board;

b)

Review and, with the recommendation of the Audit Committee, approve the quarterly results, financial statements and associated Management’s Discussion and Analysis, and any other disclosure material associated with the same.

c)

Review and, with the recommendation of the Audit Committee, approve the annual results, financial statements, MD&A and Form 40-F prior to filing them or furnishing them to the applicable securities regulators and prior to any public dissemination of information related to the same.

d)	Review and approve the Annual Information Form.

e)	Review and approve all stock option grants or amendments thereto to all eligible persons under the Company’s Stock Option Plan.

f)	Annually delegate approval authorities to the CEO, and review and revise them as appropriate.

g)	Consider, and at the Board’s discretion, approve any matters recommended by the independent Committees of the Board.

Baja Mining Corp.
Information Circular 2011

h)	Consider, and in the Board’s discretion, approve any matters recommended by management.

4.13	Succession

a)

Implement, with the input of the appropriate Committees where necessary, a strategy and plan to deal with director succession, including criteria for: size and composition of the board; identification of qualified individuals; tenure and responsibilities; orientation, education and performance assessment.

b)	Assist the CEO in the creation of a strategy for management succession

4.14	Compensation

a)

Review and approve the compensation of officers of the Company, as well as the corporate objectives and goals applicable of each officer, based on the advice and suggestion of the Compensation Committee. Ensure that the compensation is competitive within the industry, the composition mix (i.e., between cash, short-term incentives and long-term incentives) provides an appropriate incentive to each member relative to his or her responsibilities and the Company's objectives and goals, and that the form of compensation aligns the interests of each such individual with those of the Company.

b)	With the recommendation of the Compensation Committee, approve appropriate incentive, bonus and/or compensation plans for the Company.

c)

With the recommendation of the Compensation Committee, review and approve any award of incentives, bonuses and/or compensation to officers of the Company regardless of whether the award is part of an approved plan as noted in 4.14(b) above or is a separate/additional award.

d)	With the recommendation of the Compensation Committee, approve compensation of independent executive directors, and from time to time, review and approve any amendments thereto.

e)	Engage outside compensation consultants and experts as necessary in order to fairly and accurately make decisions on the compensation of management.

4.15	Board Orientation, Education & Assessments

a)	Ensure there is an appropriate formal orientation program and reference package available for new directors.

b)	With the NCG Committee, ensure there is a continuing education program developed and implemented for all directors.

c)

Review, on an annual basis, the contributions of: the Board as a whole; the Chairperson of the Board, if applicable; any Committees and respective Chairpersons; and each of the directors of the Board, in order to determine whether each is functioning effectively.

4.16	Review of the Board Mandate

a)

Honour the spirit and intent of applicable law as it evolves, and grant authority to make minor technical amendments to this Mandate to the Corporate Secretary, who will report any amendments to the NCG Committee at its subsequent meeting.